UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 AMENDMENT NO. 1

                            LORCOM TECHNOLOGIES, INC.
                            -------------------------
                 (Name of small business issuer in its charter)

       DELAWARE                        4813                      13-4028374
       --------                        ----                      ----------
(State or jurisdiction          (Primary Standard             (I.R.S. Employer
   of incorporation              Classification              Identification No.)
   or organization)          Industrial Code Number)

                                 P.O. BOX 245008
                               BROOKLYN, NY 11224
                                 (877) 456-7266
          (Address and telephone number of principal executive offices and principal place of business)

                               -------------------

                             CHARLES J. HECHT, ESQ.
                            HECHT & ASSOCIATES, P.C.
                         11 EAST 26TH STREET, SUITE 1901
                               NEW YORK, NY 10010
                                 (212) 490-3232
            (Name, address and telephone number of agent for service)

                               ------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration statement for the same offering. |_|

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                               CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Title of Each Class of         Amount To Be    Proposed Maximum Offering     Proposed Maximum Aggregate         Amount of
Securities To Be Registered     Registered          Price Per Share               Offering Price            Registration Fee(1)
-----------------------------------------------------------------------------------------------------------------------------
Common                           303,350(2)              $2.00                         $606,700                     $72
-----------------------------------------------------------------------------------------------------------------------------
Common                           703,422(3)              $5.00                       $3,517,110                    $411
-----------------------------------------------------------------------------------------------------------------------------
Common                           311,250(4)              $5.00                       $1,606,250                    $189
-----------------------------------------------------------------------------------------------------------------------------
Totals:                        1,318,022                   N/A                       $5,730,060                    $672
-----------------------------------------------------------------------------------------------------------------------------

This Registration statement shall also cover any additional shares of Common Stock that shall become issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(1) The aggregate offering price of shares of our Common Stock is estimated solely for purposes of calculating the registration fees, as determined in accordance with Rule 457.

(2) These shares of our Common Stock are subject to the rescission offer contained in this registration statement. The offering price is the price that was paid by the Shareholders now receiving the rescission offer. Shareholders who are entitled to participate in the rescission offer, and elect to do so, are entitled to the return of the amount invested, plus interest from the date of purchase to 30 days from the effective date of the registration statement. See "The Rescission Offer."

(3) Represents 25% of the shares of our Common Stock owned by all of our shareholders, including those shareholders eligible to participate in the rescission offering who elect not to participate in the rescission offering.

(4) Represents 10% of the shares of our Common Stock beneficially owned by our officers and directors.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                                   PROSPECTUS
                            LORCOM TECHNOLOGIES, INC.
                     UP TO 1,014,672 SHARES OF COMMON STOCK

      This prospectus relates to the sale of a maximum of 1,014,672 shares of our Common Stock, consisting of

      o 703,422 shares that may be sold by all shareholders including the shareholders eligible for rescission but who elect not the rescind; and

      o     311,250 shares that may be sold by our officers and directors.

We will not receive any of the proceeds from the sale of shares sold by the selling shareholders. Nevertheless, we will bear all of the expenses incident to the registration of those shares, as well as the shares subject to the rescission offering.

      The Rescission Offer is being made to give certain shareholders an opportunity to sell their shares back to Lorcom. That offer is being made because the private placement under which those shares were issued may not have complied with certain securities laws.

      This prospectus is part of a Registration Statement filed with the Securities and Exchange Commission. The shareholders participating in the rescission offering will have 30 days from the date the registration statement is declared effective by the SEC to accept the rescission offer. Upon acceptance, we will pay him the amount paid for the shares plus interest. If the offer to rescind is declined, then 25% of the shares owned by those shareholders will be registered under the Registration Statement and will be freely tradeable, subject to market conditions. Our letter to those shareholders that accompanies this prospectus states how many shares each bought, and the applicable rates of interest.

      NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK; SEE "RISK FACTORS" BEGINNING ON PAGE 5.

      There is currently no public market for our common stock.

                 The date of this prospectus is March 30, 2005.

                               TABLE OF CONTENTS

                                     PART I

Prospectus Summary .........................................................   3
Risk Factors ...............................................................   5
Forward-Looking Statements .................................................  13
The Rescission Offer .......................................................  13
Determination of Offering Price ............................................  18
Selling Shareholders .......................................................  18
Use of Proceeds ............................................................  25
Plan of Distribution .......................................................  25
Legal Proceedings ..........................................................  26
Directors, Executive Officers, Promoters and Control Persons ...............  26
     Officers and Directors ................................................  26
     Executive Compensation ................................................  28
     Security Ownership of Certain Beneficial Owners and Management ........  31
     Certain Relationships and Related Transactions ........................  32
Changes in and Disagreements with Accountants on Accounting and
     Financial Disclosures .................................................  33
Interests of Named Experts and Counsel .....................................  33
Disclosure of Commission Position on Indemnification for Securities
     Liabilities ...........................................................  33
Description of Securities ..................................................  33
     Common Stock ..........................................................  33
Description of Business ....................................................  34
     Information Industry Background .......................................  34
     Lorcom's History and Operations .......................................  36
     Products and Services .................................................  39
     Regulatory Matters ....................................................  41
     Marketing .............................................................  44
     Lorcom's International Operations .....................................  46
     Properties ............................................................  47
     Competition ...........................................................  47
     Reports to Security Holders ...........................................  48
Management's Discussion and Analysis .......................................  48
Description of Property ....................................................  53
Market for Common Equity and Related Stockholder Matters ...................  53
     Price Range of Securities .............................................  55
     Dividend Policy .......................................................  55
Financial Statements .......................................................  55

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You are urged to read this prospectus in its entirety.

THE REGISTRANT

      Lorcom Technologies, Inc. (referred to as "we" or "us" throughout this prospectus) is a Delaware corporation that provides "VOIP" services. VOIP means Voice Over Internet Protocol, and is a technology that uses the Internet to effect voice and data exchanges. Because it uses the Internet, VOIP technology does not need the physical infrastructure of the traditional, landline- and switch-based telephone networks. Furthermore, because VOIP services do not depend on those networks or the companies that control them, we can offer both local and long-distance telecommunications at a cost that is significantly lower than that of the large telecommunications companies, and without the recurring monthly charges that are unrelated to actual use. Furthermore, we can offer these savings to small and medium sized enterprises (SMEs) that the telecom giants do not consider their primary customers.

      We require a broadband Internet connection to provide our services. "Broadband" is an extremely high-speed frequency that carries various types of data in the data-exchange format known as Internet Protocol. The services that rely on these high-speed data transmissions, such as VOIP, are known as "IP-enabled" services. Another technology that complements our business is known as WiFi. WiFi uses high-speed signals to transmit and receive data over distances of a few hundred feet. It thereby provides wireless access to the Internet, both for permanent local networks and for portable devices. We expect that the recent growth in both broadband and WiFi will continue, and will contribute significantly to our own growth.

      Our experience as a provider of wholesale telecommunications services has provided us with both experience using VOIP and related technologies, and contact with major companies in the telecommunications/data-exchange industry. We anticipate providing additional IP-enabled services, other than VOIP, in the future. We also intend to be a provider of broadband access itself, both through our own marketing efforts and by use of strategic alliances with carriers and other participants in the telecommunications industry. Our marketing efforts will be concentrated initially on free trial periods and person-to-person efforts. Our website will also contain information about our products and services, but does not constitute part of this prospectus.

      We will not receive any of the proceeds from sales of any shares offered under this prospectus.

THIS OFFERING

      We are registering 1,014,672 shares of common stock on behalf of certain of our shareholders, including officers and directors, which shares may be sold by them from time to time at prices to be determined. Of these, 303,350 shares constitute a rescission offering to certain of our shareholders. As of September 30, 2004 we had 6,346,188 shares issued and outstanding. If all of the shares offered under this prospectus were to be sold, and none of the shareholders entitled to participate in the rescission offer elect to request recission, there would be no change in the number of shares issued and outstanding. To the extent that shareholders elect to rescind, it will decrease the number of shares outstanding. Shares repurchased pursuant to the rescission offer would be treasury shares, i.e., issued but not outstanding.

THE RESCISSION OFFER

      We are offering a right of rescission to our shareholders who received shares of our common stock in a private offering in 2003 that may have been in violation of applicable securities laws. These shareholders will be entitled to require us to repurchase those shares, if they so elect, at the price per share of our common stock when the shares were sold to the shareholders, $2.00, plus interest. We believe that 303,350 shares of our common stock were sold between May 2003 and October 2003 and, if all of those shares were timely tendered back to us, we would have contingent liability of $606,700, plus interest, from the date of purchase. We estimate that as of January 31, 2005, the accrued interest was approximately $22,892.

      We will commence the rescission offer as soon as practicable after the registration statement has been declared effective by the SEC staff, and the offer will be kept open for 30 days from that date. The rescission offer would not be contingent upon the completion of any public offering pursuant to the registration statement.

      If you have sold your stock, we will pay you the difference between what you invested and the amount you received for your stock, plus interest under state law. You will have to tell us if you have sold your stock and what you received for it. We will attempt to confirm your information, and may ask for written confirmation of what you tell us. You are not required to accept our offer. You may keep your stock, but we will not offer to buy your stock again. If you do elect to keep your stock, we are registering 25% of your stock which you are free to sell from time to time after the registration statement is declared effective.

      The Rescission Offer is being made because the private placement of our Common Stock in 2003 did not appear to comply with the federal securities laws and also may not have complied with some states' securities laws. We apparently did not comply with all of the requirements of Regulation D, by failing to file a Form D with the SEC and by not providing all of the information required by Rule 502(b) of Regulation D. Similarly, our omission to file copies of the Form D, or other reports or notices, with state securities regulators, which may constitute violations of those states' laws and questions as to the adequacy of the disclosures.

SUMMARY FINANCIAL INFORMATION

      This financial information was derived from the audited consolidated financial statements for the years ended September 30, 2003, and 2004 of Lorcom and subsidiaries, and should be read in conjunction with the "Management's Discussion and Analysis" section of this prospectus and our financial statements and related notes included elsewhere in this prospectus.

                                      LORCOM TECHNOLOGIES AND SUBSIDIARIES
                                                   YEAR ENDED
                                                  SEPTEMBER 30
                                     2002             2003              2004
                                 -----------      -----------       ----------
Total Assets                     $ 1,422,094      $ 1,833,650        1,679,973
Total Current Liabilities            220,858          333,957          468,063
Shareholder's Equity               1,201,236        1,499,693        1,211,910

Total Revenue                      2,689,413        2,613,924        2,255,413
Net (Loss)                          (271,489)      (1,271,343)      (1,129,683)
Net (Loss) per share                   (0.05)           (0.22)           (0.18)

                                  RISK FACTORS

Any investment in our common stock involves a high degree of risk. In deciding whether you should invest in shares of our common stock or whether you should keep your rescission shares or accept our offer of a cash refund plus interest, you should consider carefully the following information, together with the other information contained in this prospectus. We consider that the following risks are all of the material risks associated with our business. If any of the following events actually occurs, our business, prospects, financial condition or results of operations would likely suffer. In that case, the market price of our common stock, if established, could decline, and you could lose all or part of your investment in our common stock.

IF MANY OF THE RESCISSION SHAREHOLDERS ACCEPT THE RESCISSION OFFER, IT MAY IMPAIR OUR ABILITY TO DO BUSINESS.

      We are making an offer to some of our shareholders pursuant to which they can rescind purchases of our shares and receive a refund of the purchase price, plus interest. We have no way of knowing how many of the eligible shareholders will accept this offer, but if all of these shareholders accept it, we will have to pay an aggregate of $606,700 plus interest, estimated at $22,892 as of January 31, 2005. The use of such a significant percentage of our cash on hand for this purpose would impair our ability to implement our plan to transition our business to concentrate on VOIP.

WE HAVE A HISTORY OF OPERATING LOSES AND ACCUMULATED DEFICITS.

      For the year ended September 30, 2004, we incurred a net loss of $1,129,683, and for the year ended September 30, 2003, we incurred a net loss of $1,271,343. We expect that losses will continue for the foreseeable future. Our planned expenditures for the next 12 months can be expected to adversely affect our liquidity and profitability, inasmuch as most or all of such expenditures will be expensed as incurred. For the fiscal years ended September 30, 2004 and September 30, 2003, we had accumulated deficits of $3,048,920 and $1,919,237, respectively. We cannot assure you that we will achieve profitability. Although we believe that the proceeds from continuing operations will enable us to fund our operations for at least the next 12 months, we cannot assure you that such proceeds will be sufficient, or that we will have sufficient revenues after that period to fund our operations. If not, we will seek additional financing, with the attendant risks.

WE ARE TRANSITIONING TO A NEW LINE OF BUSINESS THAT MAY NOT BE PROFITABLE RIGHT AWAY.

      Our proposed new line of services will initially be limited to VOIP. In our current business, the wholesale buying and selling of international long distance telephone minutes, a business known as transport, the profit margins are narrowing, and our management foresees that losses in that line of business are likely to continue, so we have undertaken a shift of focus, from transport to VOIP. Accordingly, our business will for the near future be susceptible to the risks and uncertainties that characterize a new line of business for any entity. Subsequently, we intend to expand into IP-enabled services other than VOIP, including efax and video-conferencing. If any of these new services are unsuccessful, it may have a significant impact our ability to be profitable.

THE MARKET FOR VOIP AND OTHER INTERNET-RELATED SERVICES IS NEW AND INTENSELY COMPETITIVE.

      The market for VOIP and other Internet-related services is new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the near future. We are much smaller than many of the companies already engaged in transmitting voice and data by VOIP. Although we have six years of experience working with these technologies, the entry of large enterprises into the market niche we intend to emphasize may generate aggressive pricing to obtain business, which would adversely affect our profit margins.

      We currently or potentially compete with a number of other companies. Our direct competitors include various traditional telecom companies, including AT&T, SBC Communications and Verizon, and a number of other, smaller service providers.

      We will be competing with firms that have substantially greater marketing, financial, technical and human resources. Many of our larger competitors bring to the marketplace good reputations, quality products, and reasonable prices. The established competitors will also have achieved a high level of brand recognition. Some competitors have similar if not identical services to those that we intend to sell, and they will be competing directly with us. In addition, some of our competitors may be able to bundle Internet telephony services with services and products that we do not offer. These services could include wireless communication, voice and data services, and Internet access. If these providers can combine a variety of service offerings at a single attractive price, this form of bundling would put us at a competitive disadvantage.

While part of our business strategy is to take advantage of possible bundled service offerings by our ISP partners and other value-added resellers, we cannot assure you that we will compete successfully in this area. Lack of success with this strategy would impair our ability to retain or attract new customers.

      As use of broadband Internet increases, other VOIP service companies may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies, like, perhaps, the traditional telecom giants. Therefore, competitors with other revenue sources may be able to

o     devote greater resources to marketing,

o     adopt more aggressive pricing policies, and

o     devote substantially more resources to systems development than we can. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions that could result in loss of revenues or loss of customers. New technologies and the expansion of existing technologies may increase the competitive pressures on us by enabling our competitors to offer a lower-cost service. Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. We cannot assure you that we will be able to compete successfully against current and future competitors.

WE CURRENTLY HAVE ONLY ONE FULL-TIME EMPLOYEE DEVOTED TO MARKETING.

      Due to the changeover in emphasis from transport to providing VOIP and directly related IP-enabled services, we will be required to develop and maintain our own marketing and sales staff. Because of our limited capital and the announced entry of large telecom companies into this market, there is no assurance that we can develop and maintain the marketing and sales staff necessary to become an important or profitable participant in this market.

OUR VIABILITY IS DEPENDENT ON OUR CHIEF EXECUTIVE OFFICER AND CHIEF TECHNOLOGY OFFICER.

      Our performance is substantially dependent on the continued services of our CEO and CTO. Our employment agreements with our key personnel expire in June 2005 and there are no "key person" life insurance policies. The loss of the services of either of these 2 officers would cause a significant interruption in our operations, which would have a material adverse effect on our business.

OUR INABILITY TO SECURE ADDITIONAL FINANCING MAY THREATEN OUR ABILITY TO CONTINUE IN BUSINESS.

      Since this offering is entirely for the benefit of existing shareholders, it will not raise any new money for our use. Nevertheless, we will very probably require additional financing to establish profitable operations. We can give you no assurance that such financing, if required, will be forthcoming, and even if additional financing is available, it may not be available on terms favorable to us. If the market price for our stock falls below a certain level, we will find it difficult or impossible to sell stock as a way to raise more money for our operations. The failure to secure additional financing, if needed, would have a very serious effect on our ability to survive.

THERE ARE LARGE GAPS IN OUR CORPORATE RECORDS THAT EXPOSE US TO LIABILITY.

      Our offices were located one block from the World Trade Center in September 2001. Despite strenuous efforts, we have been unable to locate most of the records that were destroyed in the World Trade Center catastrophe and there are gaps in our history that will be extremely difficult, if not impossible, to fill. For example, a number of the documents relating to the private placements in 1998 and 1999 cannot be located, as well as all of the corporate minutes for the periods up to and including September 2001.

      Management has made diligent efforts to contact those people who it believes may possess some of these records or copies, including our former counsel. That counsel is no longer practicing law and has been of no assistance in helping locate or recreate the corporate minute book. The effect of these missing records is unclear, although certain possibilities are apparent. The missing records include authorizations for share issuances or other transactions which management is unable to document, other than through reconstruction from the Transfer Agent's records. Such authorizations, conclusively established by parties that sue or otherwise make claims against us, may result in dilution of the interests of current shareholders, or in liabilities or obligations of which we are unaware at this time. The missing records may also contain information about regulatory matters, including delinquencies in filings or inquiries from state or governmental agencies, which have not been responded to in a timely or proper fashion, or at all. The missing records may include information which may be relevant to the preparation of our financial statements, which information is therefore unavailable to our auditors. There may be material adverse effects on our business, financial condition or results of operations that arise from the unavailability of books and records due to the World Trade Center catastrophe, but we are not in a position to characterize or quantify such effects at this time.

CERTAIN CURRENT STOCKHOLDERS OWN A LARGE PORTION OF OUR VOTING STOCK, WHICH ENABLES THEM TO MAKE DECISIONS THAT COULD ADVERSELY AFFECT NEW INVESTORS.

      Our officers and directors beneficially own or control approximately 55% of our outstanding common stock. These stockholders are able to effectively control matters requiring stockholder approval and thereby, our management and affairs. Matters that typically require stockholder approval include:

      o     election of directors;

      o     mergers or consolidations; and

      o     sales of all or substantially all of our assets.

      This concentration of ownership could delay or prevent another person or persons from acquiring control or causing a change in control, even if such change would increase the price of our common stock or the value of the company. Preventing a change in control in favorable circumstances may affect your ability to sell your securities at a higher price.

THE LACK OF A PUBLIC MARKET MAY MAKE IT DIFFICULT FOR OUR STOCKHOLDERS TO SELL THEIR STOCK.

      There is presently no public trading market for our common stock, and we cannot be at all certain that an active public trading market can be established or sustained in the foreseeable future. We intend to have our common stock quoted on the OTC Bulletin Board as soon as feasible; however, there can be no assurance that our shares will be quoted on the OTC Bulletin Board or that, once quoted, we will remain there for any particular length of time. Being quoted on the OTC Bulletin Board is no guarantee that an active public trading market will be established or maintained. Until there is an established trading market, our shareholders may find it difficult to sell their stock or to obtain accurate quotations for the price of their stock. Furthermore, we can give you no assurance that shares sold in the open market will be sold at a price equal to or in excess of the amount to which you are entitled if you elect to rescind.

NEGATIVE PERCEPTIONS OF TELECOMMUNICATIONS COMPANIES MAY MAKE IT DIFFICULT FOR OUR STOCKHOLDERS TO SELL THEIR STOCK.

      Although VOIP and IP-enabled services are not currently regulated by the FCC, as a provider of VOIP and IP-enabled services, we may be perceived in the investment marketplace as a telecommunications company. As a result of the sudden decline of technology stocks after April 1, 2000, and especially telecommunications stocks, along with the accounting scandals of some of the large telecommunications enterprises, the stock of many small, innovative providers of information exchange and of telecommunications services has been depressed. Consequently, we cannot give any assurances that a meaningful market will develop for our stock or that the selling shareholders can sell their stock at a price equal to what they paid for it.

THE MARKET FOR VOIP IS DEPENDENT ON THE CONTINUED GROWTH OF BROADBAND INTERNET ACCESS.

      The market for voice communication over the Internet is a new and emerging market. Our anticipated revenues and profits are dependent upon the widespread acceptance and use of broadband Internet as a medium for voice and data exchange by consumers and businesses. Rapid growth in the use of broadband Internet is a recent phenomenon and there can be no assurance that this growth will continue, or that a sufficiently broad base of consumers will adopt broadband Internet as a method of information exchange. Demand and market acceptance for recently introduced services and products relating to the Internet are subject to a high level of uncertainty, including what areas will be profitable and whether profit margins in those areas can be maintained. Growth in our user base relies on attracting consumers who have historically used traditional means to communicate and to exchange data. For us to be successful, these consumers must accept and use novel ways of conducting business and exchanging information.

INTERRUPTIONS IN SERVICE COULD DIMINISH THE ATTRACTIVENESS OF OUR SERVICE.

      We seek to establish a large customer base that will generate a high volume of national and international VOIP calls and data transmissions. The satisfactory performance and reliability of our servers and network infrastructure are critical to our ability to attract and retain large numbers of customers and to maintain adequate customer service levels. Any partial or total unavailability of our service would reduce the volume of VOIP calls and data transmissions that are completed and would affect our revenues. Interruptions of service would also diminish the attractiveness of our services which would reduce our ability to attract new business.

IT IS POSSIBLE THAT FACTORS BEYOND OUR CONTROL COULD PRODUCE SYSTEMS FAILURES THAT WOULD MEAN INTERRUPTIONS TO OUR SERVICES.

      Our success depends in large part on the efficient and uninterrupted operation of our computer and communications systems. With the exception of our WiFi antenna, substantially all of the components of these systems are currently located at the Company's leased facilities in lower Manhattan, in New York City. These systems are vulnerable to damage or interruption from fire, power loss, telecommunication failures, break-ins, sabotage, terrorism, vandalism and similar events. We do not presently have fully redundant systems, a formal disaster recovery plan or alternative providers of communication hardware and do not carry sufficient business interruption insurance to compensate us for losses that may occur. Despite any precautions taken or planned, the occurrence of a natural disaster, act of terrorism or any other unanticipated problem at the Manhattan facility could result in interruptions in the our services. Any damage to or failure of our systems could result in reductions in, or terminations of, the services we provide, which could have a material adverse effect on our business, results of operations, and financial condition. In the case of frequent or persistent system failures, our reputation and name brand could be materially adversely affected.

      Although we have implemented certain network security measures, our servers are vulnerable to computer viruses, worms, electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete voice and data transmissions. Alleviating problems caused by unknown parties might require significant expenditures of capital and/or other resources. Repeated service interruptions will cause customer complaints which will hurt our branding image and could cause the loss of revenue.

IF WE DO NOT RESPOND TO RAPIDLY CHANGING TECHNOLOGY AND INDUSTRY STANDARDS, OUR BUSINESS MAY DECLINE.

      The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, frequent service and product enhancements, and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace. Our failure to adapt to such changes would have a material adverse effect on our business and prospects, results of operations and financial condition. In addition, the widespread adoption of new IP-enabled networking or information-exchange technologies, or other technological changes, could require substantial expenditures by us to modify or adapt our services or hardware before we could attempt to recoup these expenses.

      We use internally developed systems for our services and transaction processing, including billing and collections processing. We must periodically enhance and improve these systems to accommodate the level of use of our services. Furthermore, in the future, we may add additional features and functionality to our services that would result in the need to develop, license or otherwise acquire additional technologies. Our inability to integrate additional software and hardware or to upgrade our existing technology to accommodate increased traffic may cause unanticipated system disruptions, slower response times and impaired quality of the user's experience. We cannot assure you that we will be able to effectively upgrade and expand our systems or technology in a timely manner, or to integrate any newly acquired technologies with our existing systems. Any inability to do so would have a material adverse effect on our business.

OUR DEVELOPMENT AND LAUNCH OF NEW SERVICES AND FEATURES MAY RESULT IN SIGNIFICANT EXPENSES THAT ARE NOT EARNED BACK.

      We plan to expand our operations by developing new or complementary services or expanding the breadth of our services. Expansion may require significant additional expenses and/or allocations of resources that would strain our management, financial and operational resources. We cannot assure you that Lorcom will be able to expand our operations in a cost-effective or timely manner, or that any such efforts would maintain or increase overall market acceptance. The lack of market acceptance of such services or their inability to generate revenues sufficient to offset their cost could have a material adverse effect on our financial condition. Furthermore, any new business or service launched by us that is not favorably received by consumers could damage our reputation and diminish the value of our brand name.

IF THE GROWTH OF WIFI "HOTSPOTS" IS SLOW, OUR GROWTH RATE MAY BE HINDERED.

      According to market research by Boingo Wireless, Inc., a provider of wireless broadband Internet access, there are nearly two million potential hot spot locations in the US alone. Of these, less than 3% have been capitalized on, meaning not only that WiFi hotspots are few and far between, but that large-scale commitments of investment capital have been rare. According to Boingo and various newspaper articles (see, e.g., THE NEW YORK TIMES, June 7, 2004: "Where Entrepreneurs Go and the Internet is Free") several factors continue to inhibit significant funding efforts, including:

      o the short range of WiFi transceivers, necessitating thousands of hotspot locations;

      o the low profile of WiFi signals and equipment, neither of which is discernible unless the hotspot is advertised or the user actively searches for the signal; and

      o the recent trend toward offering WiFi access as a free, and therefore non-profitmaking, adjunct to other businesses.

Boingo's market research is available on its website, www.boingo.com.

      Proliferation of WiFi will be further hampered as long as WiFi users are forced to maintain a separate account with each of the hot spot operators they regularly use. Boingo contends that, as hot spots proliferate, so will this fragmentation, compounding this problem.

      We believe that, until there are solutions to the problems of scattered deployment, lack of commercial appeal, and fragmentation, the continued growth of WiFi use may be significantly hindered. The growth of WiFi contributes to the growth of broadband access, which is required to receive our services; therefore, any hindrance to WiFi growth also hinders our growth.

WE HAVE NO TRADEMARKS OR OTHER INTELLECTUAL PROPERTY RIGHTS IN THE TECHNOLOGY WE USE.

      We currently hold no trademarks on our services or rights in the technology we use, but we believe that we can develop our proposed services using currently available technology and the developing technology of Broadband and WiFi. However, it is possible that one or more of our competitors, some of whom have substantially greater resources than we do, will obtain trademarks or other proprietary rights that will limit or deny our access to technology that becomes necessary for us to remain competitive or to stay in business.

GOVERNMENTAL REGULATION COULD HINDER THE GROWTH OF BROADBAND INTERNET USE AND THEREBY REDUCE THE DEMAND FOR OUR SERVICES.

      We are not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of broadband Internet and other IP-enabled services, especially VOIP, it is possible that laws and regulations may be adopted with respect to issues such as network reliability, 911 and E-911 availability, law enforcement agencies, accessibility for people with disabilities, and universal service. The adoption of any such laws or regulations might decrease the rate of growth of broadband Internet use, which in turn would decrease the demand for our services or increase our cost of doing business.

      In addition, because our services are accessible worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business.

FORWARD-LOOKING STATEMENTS

      This prospectus includes "forward-looking statements," statements that relate to future events or future performance. In many cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or the negatives of these terms, or by comparable terminology. All statements in this prospectus that address activities, events or developments that will or may occur in the future are forward-looking statements. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses we have made based on our perception of historical trends, current conditions and expected future developments, as well as other factors appropriate in the circumstances. However, whether or not actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including the rescission offer, intense competition in the VOIP industry (including competition from much larger companies), the lack of a current public market for our Common Stock, our dependence on the continuing growth and acceptance of new technology, the uncertain regulatory climate surrounding our business, other specific risks discussed in the Risk Factors section and other sections of this prospectus, general market and business conditions, and economic and political developments. Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we anticipate will be realized.

                              THE RESCISSION OFFER

      When we sold approximately 303,350 shares of our common stock from May 2003 to October 2003, for an aggregate of approximately $606,700, we may have violated the Securities Act of 1933 and the securities laws of some states. To eliminate as far as possible the contingent liability resulting from that offering, we are now making a rescission offer to the 61 investors in that offering. We will keep the rescission offer open until 30 days after the effective date of the registration statement (the "Expiration Date"). The disclosures in this prospectus are intended to provide holders of the Rescission Shares with the protections and information required by both the Securities Act and the rules and regulations issued under that Act, and various states' securities laws. This information is intended to enable you to make a decision about whether to elect to rescind your entire purchase or elect to continue to be a shareholder. If you elect to continue to be a shareholder, 25% of your stock is included in this registration statement.

      The shareholders who are entitled to participate in the rescission offer, and elect to do so, in exchange for the return of all of their stock, are entitled to the return of the amount invested, plus interest from the date of purchase to the Expiration Date. The rate of interest is determined by the law of the shareholder's state of residence. The election to rescind must be RECEIVED by us by the Expiration Date. We intend to pay all holders of rescission shares who accept the rescission offer within 30 days from the Expiration date.

      If you accept our offer, your decision is final and cannot be changed. Your decision must cover all of your Rescission Shares; you cannot get a refund for some and keep the rest. If you ask for a refund of your investment, your decision will be irrevocable and cannot be withdrawn. If you no longer own Rescission Shares, you have the right to be paid the difference between what you originally invested and what you received when you sold or disposed of your shares, plus interest on the amount of your original total investment. You have the right to keep your Rescission Shares and not be paid anything for your Rescission Shares. If you decide to keep your Rescission Shares, your decision will be irrevocable, but we are registering 25% of those shares as part of this offering. Any shares not surrendered in the rescission offer, other than the 25% of shares being registered under the registration statement, may not be freely tradeable.

      If you accept our offer, we must RECEIVE your letter of transmittal and your stock certificate (if you still own any stock) by the Expiration Date. Your letter of transmittal and your stock certificate must be returned to our Transfer Agent, Computershare Trust Company. The Transfer Agent will tell us how much stock is being returned and we will pay the cash directly. If we do not receive these documents from you, we will assume you want to keep your stock. If you want to keep your stock, please so indicate in your letter of transmittal and send it to us. Our Transfer Agent's address is: 350 Indiana Street, Suite 800, Golden, CO 80401.

      Under federal and state securities laws, our failure to register the Rescission Shares according to the registration requirements of the Securities Act and state registration requirements could expose us to a potential continuing liability. To eliminate this contingent liability, holders of the Rescission Shares have the right to recover the price paid for their Rescission Shares, plus interest, reduced by any income received on or from the Rescission Shares or elect to remain a shareholder.

      None of the purchasers in that offering were officers, directors or beneficial owners of at least 5% of our common stock. During the course of that offering, however, a separate and distinct offering was consummated with Harold Poling, a beneficial owner and former director. That transaction is described in the registration statement under "Recent Sales of Unregistered Securities." Because it is a separate transaction it is not part of the rescission offer.

FEDERAL SECURITIES LAW

      In general, Section 5 of the Securities Act of 1933, as amended (the "1933 Act") requires all offers and sales of securities in interstate commerce in the United States to be registered with the SEC. Any offer and/or sale of securities must be registered under Section 5 unless the issuer of the securities claims an exemption from the registration requirements. Among the exemptions from Section 5 registration are the exemptions provided by section 3(b) of the 1933 Act, section 4(2) of the 1933 Act, and SEC Rules 504, 505 and 506 (the "private placement" exemptions), all of such rules being promulgated under the 1933 Act. We have the burden of proof that we have complied with the conditions to the availability of an exemption for each claimed exempt offering. If the transactions are not registered, and we, as the issuer, cannot sustain the burden of showing how the offering complied with the statutory requirements of one of the exemptions, the offering has been in violation of the provisions of the 1933 Act.

      The principal remedy for violations of Section 5 is to permit investors in an offering to sue for a refund of what was paid for the securities, plus interest. This remedy is only available within one year of the later of the investment transaction or the date of delivery of certificates for the securities. Although the statute of limitations under the 1933 Act for a rescission offering has expired, we made a business decision to make this rescission offer to cut off any potential future liability arising under other federal or state laws. None of the investors who bought the Rescission Shares have told us they intend to sue us to get their money bank, under either federal or state laws.

      A review of this offering indicated that with respect to this offering in 2003 we did not file a Form D with the SEC or the comparable forms with the appropriate states, and there are questions about the adequacy of the disclosures. Thus, we believe that we may have sold the Rescission Shares in violation of the registration requirements of the 1933 Act. Therefore, we believe we have an aggregate potential liability of up to $606,700, the original investment excluding interest; this amount will change as interest accrues at the various state law rates.

STATE SECURITIES LAW

      The private placement that gave rise to the rescission offer was made to residents of 23 states, each with its own state law registration requirement. Many of these states (almost half) also have their own statutory registration exemptions, such as an exemption for an isolated transaction, or for an offering that resulted in fewer than a specified number of sales. In those states, the private placement did not violate the state securities law so there is no need for a rescission offer or other state-law remedy.

      In other states, however, there were no state-law exemptions available other than the ones that would have been effected with appropriate "blue sky" filings. In all these states, shareholders have the same remedy: rescission. With minor variations, these states' laws provide:

      o     the rescission offer must be in writing;

      o it must offer to pay the full amount of the consideration paid by the shareholder, plus interest (interest rates vary from state to state);

      o     the offer must remain open for 30 days; and

      o if the rescission offer is not accepted in writing within the allowed time, it is deemed rejected.

All of the statutes provide that if the offer is duly made and not accepted or is deemed rejected, the issuer (i.e., Lorcom) may not be sued for the violation of the state registration law. There is one state, Indiana, whose law provides that if the offer is not affirmatively rejected, it is deemed accepted.

      The interest rate payable to the shareholder accepting the Rescission Offer, as well as any other provisions specific to the shareholder's state of residence, will be detailed in the letter to the individual shareholders. We reserve the right to require proof of payment, and the amount paid, from any shareholder accepting the Rescission Offer.

      Our apparent failure to comply completely with state and federal securities laws exposes us to the possibility of action by state and federal securities authorities, without regard to the liability- limiting provisions discussed above. However, we consider that the risk of action by state securities administrators is minimal, partly because many states' laws contained exemptions for registration, as described above. In most of the other states involved, the number of investors in each state was so minimal that the harm to the general investing public is unlikely to warrant an action by state enforcement agencies. On the federal level, in light of the rescission offer, the registration statement, and the quarterly and annual reports that will be filed following the effectiveness of the registration statement, we consider that the opportunity to be made whole that is being offered to the Rescission Shareholders and the full disclosure being offered to future investors makes the likelihood of an SEC enforcement action concerning the 2003 offering of securities remote.

CORPORATION LAW

      Because Lorcom is a Delaware corporation, its internal corporate matters are governed by the Delaware General Corporation Law. The General Corporation Law provides that a corporation may purchase or redeem its own shares of stock, except when the capital of the corporation is impaired or when that purchase would result in impairment of the capital. "Capital," under the Delaware General Corporation Law, means the aggregate par value of all shares issued that have par value. In other words, we would be prohibited from buying back the rescission shareholders' common stock if the purchase would result in our having a "capital" that would be an amount of cash less than the aggregate par value of all of our outstanding shares. That is not the case, so Delaware law does not prohibit the rescission offer.

      Furthermore, even though the sales of our Common Stock registered by the registration statement will not produce any revenues for us, we anticipate continuing to have enough cash on hand to complete the Rescission Offer. Nevertheless, the potential effect of the rescission offer on Lorcom may be significant, especially if all or substantially all of the rescission shareholders elect to accept the rescission offer. Such a course of events would significantly reduce our working capital.

PURPOSE OF THIS RESCISSION OFFER

      We make this rescission offer to eliminate the contingent liability arising from the sale of the shares sold in the 2003 private placement. Until this contingent liability is eliminated, whether by paying back money or having these shareholders deciding to keep these shares, there will be uncertainty. If we need more equity or debt financing in the future, potential sources of the financing will need to know where the funds are going to be allocated. Paying off contingent liabilities that may mature into legal claims is usually not acceptable to new investors as a use of their funds. Also, until this contingent liability is eliminated, there is legal uncertainty because we could be involved in court proceedings to force a refund of the invested money.

      Therefore, with this prospectus we offer those shareholders a refund of $2.00 per share, which is the amount paid, plus interest at the rate determined under the applicable state law. To the extent the offer is accepted by the return of all of your stock certificates within 30 days, we will pay you $2.00 per share plus interest. If all of the shareholders entitled to rescind elect to rescind, as at January 31, 2005 we would have been required to pay out a contingent liability of approximately $ 629,592. As at September 30, 2004, we had cash on hand of $1,305,602. If you decide to keep your shares or if we do not hear from you (receive your executed and completed letter of transmittal and stock certificate) by the Expiration Date, with the exception of residents of Indiana, you will be barred from suing us in those states whose law makes such suits prohibited after a written rescission offer. Even in those states where you can still sue, we would raise the equitable defense of estoppel, arguing that our offer to refund your purchase price with interest should defeat any claim against us. We also believe, regarding federal law, that the statute of limitations under Section 13 of the 1933 Act would defeat any claim that is based on a failure to register these shares under Section 5.

SOURCES OF FUNDS TO PAY THE RESCISSION OFFER AND THE IMPACT ON OUTSTANDING SECURITIES

      We expect that we will have sufficient cash or cash equivalents on hand to make the necessary payments if we have to buy back all or substantially all of the shares in the rescission offering. There are no loan agreements or other restrictions on our ability to pay cash in this rescission offer.

      Shareholders who elect to rescind must notify us within thirty (30) calendar days of the effective date of the registration statement. We have registered hereby 25% of the shares owned by those eligible to participate in the rescission offer, so that those who do NOT accept the offer will have 25% of their shares registered for sale in the open market. The other shares may be sold in compliance with Rule 144.

      At September 30, 2004, there were 6,346,188 shares of common stock issued and outstanding, including 303,350 shares subject to the rescission offer. If all eligible shareholders accept the rescission offer, the number of shares of common stock ISSUED would remain the same, but the shares repurchased would become treasury shares, so that the number of shares OUTSTANDING would be reduced to 6,042,838.

                         DETERMINATION OF OFFERING PRICE

SELLING SHAREHOLDERS

      The shares being registered herein to be sold by the selling shareholders will not be sold by us and are therefore being sold at the market price as of the date of sale, or such other price as may be negotiated in a private sale.

THE RESCISSION OFFER

      The offering price of $2.00 per share for the rescission shares is based on the original per share investment price. This offering price is not related to any stock market prices for our stock because we are not presently trading on any markets. Instead, this offering price has been determined with reference to the potential legal rights to a refund of an investment in our shares in 2003, plus interest. When we did the 2003 private placement, we established the offering price of those shares by taking into account our internal estimates of the business we then expected to generate over a period of several years, and other factors. However, that offering price did not bear any relationship to our assets, book value, or net worth or any other generally accepted criteria of value. The price we are paying to the eligible and rescinding shareholders for their shares should not be considered to be an indication of their actual or current value or related to the potential market price for our stock.

                              SELLING SHAREHOLDERS

      This prospectus relates to the sale of up to 1,014,672 shares of our common stock by the selling shareholders named in this prospectus. The shares sold by the selling shareholders consist of 703,422 shares, representing 25% of the shares held by all shareholders other than our officers and directors (including shareholders who are eligible to accept the rescission offer but decline to do so); and 311,250 shares representing 10% of all of the shares owned by our officers and directors.

      The pertinent information regarding the selling shareholders, other than our officers and directors, is set forth in the following table:

                                                                                                         % OF COMMON STOCK OWNED
                     REGISTERED NAME                                        COMMON      NO. OF SHARES      BEFORE        AFTER
                                                                            SHARES     BEING REGISTERED  OFFERING(1)   OFFERING(1)
Daniel R Achin(2)                                                             3,000            750
John C Adams & Marjorie C Adams                                               2,500            625
Marcus C Adams                                                                1,000            250
Melchiore Algeri & Frances Algeri                                             1,000            250
Roger Allen(2)                                                               12,500          3,125
Barbara Apsey(2)                                                                200             50
Abraham Areephanthu                                                           2,500            625
Marc Arniotes                                                                 5,000          1,250

                                                                                                         % OF COMMON STOCK OWNED
                     REGISTERED NAME                                        COMMON      NO. OF SHARES      BEFORE        AFTER
                                                                            SHARES     BEING REGISTERED  OFFERING(1)   OFFERING(1)
Larry A Bach                                                                  8,000          2,000
Larry Bach & Susan A Bach                                                     3,500            875
Arthur R Baldwin                                                              5,000          1,250
Arthur R Baldwin Ttee, Baldwin Family Trust                                  15,000          3,750
Lloyd M Baldwin Rev Trust(2)                                                 17,500          4,375
Lloyd M Baldwin Trust(2)                                                     32,500          8,125
Albert Barnhard                                                               1,000            250
Douglas L Bartley & Ruth K Bartley Ttees,                                    30,500          7,625
   Douglas L. Bartley and Ruth K. Bartley Living Trust(2)
Louis T Bascoy                                                                5,000          1,250
R A Benvenuto                                                                 1,500            375
Mark R Berenson                                                              20,000          5,000
Michael S. Bertelli                                                         100,000         25,000
John W Boettcher                                                              2,500            625
John W Boettcher & Darlene K Boettcher                                        2,500            625
Dorothy R Bogardus                                                            2,500            625
David M Brabb(2)                                                              3,500            875
Richard G Braithwaite & Francena Braithwaite(2)                               7,500          1,875
Frank Brenton                                                                24,334          6,084
A B Brimley                                                                   1,000            250
Theodore S Brown Ttee, Brown Family Trust(2)                                 10,000          2,500
Ronald J Bruciati & Jeanette M Bruciati                                       2,500            625
John C Burnett                                                                5,000          1,250
Victor Carini                                                                 1,000            250
GL Carter & Wanda Carter(2)                                                   2,000            500
Michael Cepettelli                                                            1,000            250
Bee Chapman                                                                   2,000            500
Muhammad Q Choudry(2)                                                         3,000            750
Nancy C Chromey                                                               3,000            750
Gerard J Coughlin                                                            11,500          2,875
J David Craig & Joan E Durham                                                 5,000          1,250
John Craig                                                                   26,429          6,608
John D Craig & Naome Craig                                                    5,000          1,250
Kenneth M Cross(2)                                                            3,000            750
Thomas A Crowell(2)                                                           2,000            500
Paul Daniell & Erica Daniell                                                 24,334          6,083
Raymond L Daniell                                                            71,000         17,750
Donald B Darby                                                               10,000          2,500
Chester Daugherty & James Daugherty                                           1,000            250
Robert Dean                                                                   5,000          1,250
Harold J Debray(2)                                                            5,000          1,250
Mark S Decker                                                                 1,000            250
John Dedyo                                                                    2,000            500
Chester J Derek                                                              10,000          2,500
Chester J Derek Ttee, Chester J. Derek Inter Vivos Trust                     20,000          5,000
Gerard Desapio(2)                                                             2,500            625
Bliss A Diamond                                                               5,000          1,250
DM Ventures Inc, Dimitri Vishiev, President                                 100,000         25,000
Myron E Erdman                                                                1,500            375

                                                                                                         % OF COMMON STOCK OWNED
                     REGISTERED NAME                                        COMMON      NO. OF SHARES      BEFORE        AFTER
                                                                            SHARES     BEING REGISTERED  OFFERING(1)   OFFERING(1)
John L Ernst                                                                  2,500            625
Kathleen S Essig(2)                                                           5,000          1,250
ETF Services, Alex Duran, President                                          12,500          3,125
Benjamin Evans                                                                5,000          1,250
William R Evans                                                               5,000          1,250
EZ Marketing Group, Igor Yuzefpolsky, Pres                                   20,000          5,000
Philip Fader                                                                  2,500            625
Mark E Faubert Ttee, Mark E. Faubert Trust                                    8,300          2,075
Jack Fiedler                                                                 10,000          2,500
Daniel J Fifarek                                                             50,000         12,500
Benjamin Fisher                                                               6,000          1,500
Flash Inc, Dan Ben Moshe, President                                           5,000          1,250
Rudolph V Foy                                                                 1,250            313
Keith A Franz                                                                10,000          2,500
Lee S Friberg                                                                 2,000            500
Brian D Galuska                                                              27,500          6,875
Vince S Garrod & Jane W Garrod(2)                                             2,000            500
Garry Izraelewicz                                                             1,000            250
Norman H Giles                                                               10,000          2,500
R C Gillette                                                                  2,000            500
Reece Goodrich                                                                2,500            625
Paul W Gose                                                                   1,000            250
Stuart D Greenberg                                                           20,000          5,000
Stuart Greenberg                                                              2,500            625
Leonard Grenkowicz                                                           12,000          3,000
Glenn J Grieve POA Nancy L Baker(2)                                           2,000            500
William J Grome & Lucille E Grome                                             1,000            250
Robert G Grosser Sr(2)                                                        1,000            250
Kevin J Haar & Pamela M Haar(2)                                              52,500         13,125
Denis G Hafer(2)                                                             17,000          4,250
Stanley Ham                                                                   4,000          1,000
Hamer Family Tr                                                               5,000          1,250
Barty H Hamm                                                                  2,500            625
Guy W Hartsig                                                                 1,000            250
Wendell J Hatland(2)                                                          1,000            250
Paul V Hayes                                                                  1,500            375
John J Healy Jr                                                               6,667          1,667
Kathy Healy                                                                   5,000          1,250
Herbert Hecht                                                                38,334          9,584
William R Helton                                                              2,500            625
Robert P Hennig                                                              12,500          3,125
Thomas E Hicks(2)                                                             1,000            250
Paul Hill(2)                                                                  1,000            250
William Hinsdale                                                              5,000          1,250
Harold F Hirt                                                                 5,800          1,450
Ronald S Hitzke                                                               2,500            625
Shepherd M Holcombe(2)                                                       25,000          6,250
Susannah P Howell & Albert A Howell(2)                                        1,000            250
Stephen Hylant                                                                2,500            625
Darrell Ingram                                                                1,000            250

                                                                                                         % OF COMMON STOCK OWNED
                     REGISTERED NAME                                        COMMON      NO. OF SHARES      BEFORE        AFTER
                                                                            SHARES     BEING REGISTERED  OFFERING(1)   OFFERING(1)
David C Ingram                                                                5,840          1,460
Joseph Jackson                                                               23,334          5,834
Bennett Johnson                                                               2,500            625
Robert Johnson(2)                                                             1,000            250
Irwin M Kanaski                                                               5,000          1,250
Richard L Keller                                                              3,500            875
William A Kerrigan & Alys A Kerrigan Ttees,                                  60,000         15,000
   William A Kerrigan and Alys A. Kerrigan Joint Revocable Trust(2)
Vadim Khaselev                                                              156,250         15,625          2.46        1.85
Nicolas Khoury                                                                1,000            250
Karen Kimble & Brett Rollow(2)                                                1,000            250
George Kindler & Elizabeth I Kindler                                          1,800            450
William Kingsley                                                             19,500          4,875
Harold Knueppel                                                               2,500            625
Richard Krahn                                                                 7,500          1,875
Norman G Krayem                                                               9,166          2,292
Frank R Kuhn                                                                 15,000          3,750
Frank R Kuhn Ttee, Frank Randolph Kuhn Living Trust                           7,500          1,875
Violet Laack(2)                                                              32,000          8,000
Robert Landis                                                                 5,000          1,250
David A Lane                                                                  2,500            625
Audrey Lawrence                                                               2,500            625
Jack A Leach                                                                 15,900          3,975
The Leach Family Revocable Trust                                              2,500            625
Jack Lerch(2)                                                                 1,000            250
Edwin W Lightcap                                                              6,000          1,500
Louise Lipkin                                                                50,000         12,500
Frank E Little(2)                                                            15,000          3,750
Conrad H Lubs & Ruth E Lubs Ttees, Conrad H Lubs & Ruth E Lubs Trust          5,000          1,250
George H Lyddane(2)                                                           2,000            500
Harold G Maass(2)                                                            35,000          8,750
Charles S Mack                                                                1,000            250
Stanley Majcher                                                              12,500          3,125
Robert H Majecki                                                              2,500            625
Terrence D Malloy                                                             2,000            500
William L Mattics & Beverly B Mattics(2)                                      1,000            250
Robert Mckenna                                                               20,900          5,225
Andrew R Mckillop                                                            10,000          2,500
Lloyd A Mclean & Linda M Mclean                                               2,500            625
Lloyd Mclean                                                                  5,000          1,250
Alfred D Mcmanus III(2)                                                       2,500            625
Clinton E Merritt                                                             2,500            625
Frederick A Merz                                                              6,000          1,500
Peter G Mika                                                                 20,000          5,000
Charles J Miller & Laurette V Moran                                           5,000          1,250
Joel Miller                                                                   1,000            250
Kevin Miller                                                                 10,000          2,500
Jimmy R. Mitchell and Nancy C. Mitchell                                       1,000            250
Frank J Moran                                                                 2,500            625

                                                                                                         % OF COMMON STOCK OWNED
                     REGISTERED NAME                                        COMMON      NO. OF SHARES      BEFORE        AFTER
                                                                            SHARES     BEING REGISTERED  OFFERING(1)   OFFERING(1)
Melvin S Mullikin(2)                                                          2,000            500
Charles G Nemeth(2)                                                           1,000            250
Ouri Newman                                                                   5,000          1,250
Roy L Nichols(2)                                                              1,000            250
Gerald Oberer & Ellen S Oberer                                                2,500            625
Craig O'Mara                                                                  5,000          1,250
Joseph J O'Neill                                                              6,500          1,625
Joseph J O'Neill, Ttee, Joseph J O'Neill Living Trust                        10,000          2,500
Peter E Palm                                                                 10,000          2,500
Robert E Passler & Natalie F Passler                                          2,000            500
Edward & Anna Pastore Rev Living Trust                                        2,000            500
Edward A Pastore                                                             10,000          2,500
Leo J Paul Revocable Trust(2)                                                 3,300            825
Richard T Perlick & Milan R Perlik                                            1,000            250
James L Perry & Chris P Perry                                                 1,000            250
Severin H Peterson Jr                                                        10,000          2,500
Leslie Pickus(2)                                                              1,000            250
Harold A Poling                                                             500,000        125,000          8.51          6.25
Jerry J Popelka & Todd A Popelka                                              2,500            625
Willis Prichard                                                               5,000          1,250
Myron Radowych                                                                3,500            875
R. Sergio Ramirez                                                             5,000          1,250
James E Reed(2)                                                              17,000          4,250
Alon Regev(2)                                                                 1,000            250
Ron Rider                                                                    11,000          2,750
George W Ridge                                                               12,000          3,000
La Vern J Rippley(2)                                                          2,000            500
Thomas S Robinson & Molly D Robinson(2)                                       5,000          1,250
Jimmy Rogers                                                                 20,000          5,000
Joseph Roig                                                                   4,500          1,125
Raymond A Roncari                                                            10,000          2,500
Scott Rondo                                                                   7,500          1,875
Robert Rosenthal                                                             11,000          2,750
Sachs Family Rev Inter Vivos QTIP Trust, Seymour H. Sachs, Ttee               4,500          1,125
Stanley Salmi                                                                 5,900          1,475
John Sanacore                                                                 5,000          1,250
Asmund Sandeen & Bertha Sandeen                                               2,500            625
Robert B Sautter(2)                                                           4,000          1,000
Eugene Savonen, Ttee, Eugene Leonard Savonen Trust                            1,000            250
F William Scharp & Barbara J Scharp                                           2,500            625
Sanford Scheman                                                               1,000            250
Don Schomers                                                                 27,000          6,750
Paul Sciarrino(2)                                                            47,000         11,750
Henry A Setaro                                                                5,000          1,250
James T Shapland                                                              2,000            500
Robert A Shaya                                                               27,000          6,750
Roy L Shelton Trust                                                          20,000          5,000
M S Shepard                                                                   6,000          1,500

                                                                                                         % OF COMMON STOCK OWNED
                     REGISTERED NAME                                        COMMON      NO. OF SHARES      BEFORE        AFTER
                                                                            SHARES     BEING REGISTERED  OFFERING(1)   OFFERING(1)
Albert C Shore                                                                1,000            250
Karl G Smergut                                                                1,000            250
Michael A Smith(2)                                                            5,000          1,250
Peter B Smith(2)                                                              1,000            250
Wendell J Smith & Christine M Smith                                           2,500            625
Walter A J Smolinski(2)                                                       5,000          1,250
William E Smyser(2)                                                           4,000          1,000
Spartacus Holdings, Charles Gentry, President                                 2,500            625
Jeffrey Spechler                                                              2,500            625
David L Speckman                                                              5,000          1,250
Scott Sporer(2)                                                               2,000            500
Timothy W Starr                                                               1,000            250
Frank Stefanski(2)                                                            1,650            413
Mark H Stenberg                                                               5,000          1,250
Keith Stobie                                                                 21,000          5,250
Virgil Stomberg                                                               1,000            250
John S Storm                                                                  5,000          1,250
Robert W Streett Ttee, Robert W Street Trust                                 30,000          7,500
Tim Sullivan                                                                  1,000            250
John J Suwinski & Noella M Suwinski                                          10,000          2,500
John Suwinski                                                                15,000          3,750
James E Trapp                                                                20,000          5,000
James E Trapp Jr                                                             10,000          2,500
Robert Kyle Trent                                                             2,500            625
Orien Tulp                                                                    1,000            250
Andrew Vanderzee                                                              4,000          1,000
Wendell Joseph Vansant(2)                                                     1,000            250
David D Varney                                                               10,000          2,500
David D Varney & Rosemary L Varney                                            2,500            625
David D Varney & Rosemary L Varney Trust                                     20,000          5,000
Donald W Vernon & Carol S Vernon                                              1,000            250
Philip Versace                                                                1,000            250
Paul W Visser                                                                 7,000          1,750
Bruce Walbridge                                                               3,000            750
Michael E Walters(2)                                                          5,000          1,250
Kenneth Wark Jr(2)                                                            7,500          1,875
Kenneth Wark Jr Ttee, Kenneth Wark Jr. Trust                                 10,000          2,500
WBB Investment LLC, Norda Brimley, Managing Member                            5,000          1,250
Norm Wedgle                                                                   1,000            250
Thomas J Wenzel                                                               1,000            250
R Sean Wheeler(2)                                                             1,000            250
Glenn White & Alison Bond                                                     5,000          1,250
Robert L Whiting Trust                                                        2,500            625
Tarry J Winfrey                                                               2,500            625
Don a Wittler Ttee, Don A Wittler Trust                                       5,000          1,250
Robert L. Wolf, Trustee, Wolf Living Trust                                    2,000            500
Joseph C Yager(2)                                                             1,000            250
Robert Yeckley                                                                5,000          1,250
Casimer Zaremba                                                              20,000          5,000

(1) Unless otherwise noted, none of the selling Security Holders will own more than 1% of the common stock either before or after the offering.

(2) Some or all of the shares to be registered for this shareholder consist of Rescission Shares. That portion will be registered only if Lorcom's rescission offer is rejected by this shareholder.

The foregoing table excludes 420,000 shares held by Dane Smith, a former employee. Lorcom disputes Mr. Smith's ownership of these shares on the basis that he failed to give adequate consideration for such shares. These shares, though issued and outstanding, are not being registered for resale.

SELLING OFFICERS AND DIRECTORS

                                                       % of Common Stock Owned
                         Common        10 % of           Before         After
Officer or Director      Shares         Common          Offering      Offering

Henry Doiban           2,800,000        280,000           45.69%        41.12%
Jason Mohr               312,500         31,250            4.92%         4.43%

      None of the selling shareholders, other than Mr. Doiban, and Messrs. Bartley and Poling (each of whom was a director for one year), has had any position, office, or other material relationship with Lorcom within the last three years. Messrs. Bartley and Poling are no longer directors. Mr. Doiban has been the President and COO of Lorcom since its inception in 1998. One of the selling shareholders, Mr. Bertelli, is a registered broker-dealer, but is not acting in that capacity for Lorcom. Each of the selling shareholders acquired his, her or its shares either as an investor or as compensation for services rendered.

                                 USE OF PROCEEDS

      The Company will not realize any proceeds from the resale of any of the shares registered under this registration statement for the benefit of the selling shareholders.

                              PLAN OF DISTRIBUTION

      Both the selling shareholders and the Rescission Shareholders may sell their stock directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at such prices as they may agree upon, until such time (if any) as the common stock is quoted in the over-the-counter market. Thereafter, sales may be made (i) at market prices prevailing at the time of sale, (ii) at prices related to such prevailing market prices, (iii) at negotiated prices or (iv) at fixed prices, which may be changed. These parties may distribute the stock in one or more of the following methods:

      (a)   ordinary brokers' transactions;

      (b) transactions involving cross or block trades or otherwise on the open market;

      (c) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

      (d) "at the market" to or through market makers or into an existing market for the common stock;

      (e) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; or

      (f)   any combination of the above.

      Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the sellers of common stock for whom they act (which compensation as to a particular broker-dealer may be in excess of customary commissions).

      Each of the selling shareholders, and any broker-dealers acting in connection with the sale of the common stock by this prospectus, may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act. Therefore, any commissions or profits realized by such parties on the resale of common stock as principals, may be deemed underwriting compensation under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

      Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

      Our common stock will be considered a "penny stock" under Federal securities laws if our market price after the date of effectiveness of the registration statement is below $5.00 per share. Penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell or recommend the company's shares to certain investors.

      Broker-dealers, unless exempt from the penny stock rules, who sell penny stock to certain types of investors are required to comply with the SEC's regulations concerning the transfer of penny stock. If an exemption is not available, these regulations require broker-dealers to: make a suitability determination prior to selling penny stock to the purchaser; receive the purchaser's written consent to the transaction before it is completed; and provide certain written disclosures to the purchaser. These rules may affect the willingness and ability of broker-dealers to make a market in or recommend our shares to their clients. In turn, this may make it very difficult for our shareholders to resell those shares in the public market.

      We cannot assure you that the selling shareholders and/or the Rescission Shareholders will sell any of their shares of common stock.

                                LEGAL PROCEEDINGS

      We are involved in several litigations that are in the preliminary stages, in which indeterminate amounts are sought. None of these litigations in which we are a defendant has compensatory damage claims individually or in the aggregate that exceeds 10% of our current assets. After review and discussion of these matters with our litigation counsel, we believe that we have meritorious defenses and we intend to vigorously defend against each of these matters. However, it is not feasible to predict or determine the final outcome of any of these matters at the present time. Our management does not believe that a finding of liability against the Company in these matters, singly or in the aggregate, will have a material adverse effect on us.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

OFFICERS AND DIRECTORS

The officers and directors of the Company, and further information concerning them, are as follows:

NAME                         AGE           POSITION
----                         ---           --------

Henry Doiban                  33           Chief Executive Officer and Director

Jason Mohr                    29           Chief Technology Officer and Director

HENRY DOIBAN was the founder of Lorcom Technologies and has worked exclusively with Lorcom since 1998, as President and as its DE FACTO chief executive officer and chief operating officer. As President, Mr. Doiban originated Lorcom's business model and structured the methods of operations which are still in place in the company today. Mr. Doiban is also responsible for implementing systems for managing Lorcom's assets, and its accounts payable and accounts receivable. He is also primarily responsible for effecting contracts with all of Lorcom's vendors, and with hardware manufacturers and service providers. Recently, Mr. Doiban has taken on the responsibility of identifying potential business opportunities that might result in a joint venture or value added reseller agreement. In addition, from the company's inception, Mr. Doiban has been responsible for making contacts with financial institutions. Mr. Doiban has a BS in economics from the State University of New York at Oneonta.

JASON MOHR joined Lorcom in August 2001 as a network engineer and a network architect. Since then, Mr. Mohr has overseen the development of all of Lorcom's new product lines and services, including Vpass. He has also been responsible for the design and implementation of a broad spectrum of telephony and integrated data networks. In addition, Mr. Mohr has developed many utility applications that have resulted in reduced outsourcing costs. Prior to joining Lorcom, Mr. Mohr was a technical engineer with CPDI from April 1999 to July 2001. At CPDI Mr. Mohr was responsible for proprietary and commercial software support, onsite system installation and maintenance, and formal training for prepaid calling card systems. Mr. Mohr also provided support and installation services using various brands of telephony equipment and provided training and support to technicians and CPDI's development staff.

      Directors of the Company serve until the next annual meeting of stockholders of the Company and until their successors are elected and duly qualified. Officers of the Company will be appointed annually by the Board of Directors and serve at the discretion of the Board. The Company has in place employment agreements with Henry Doiban and Jason Mohr, and one other employee.

      There are no persons nominated to become future directors of the Company. There are no persons chosen to become Executive Officers not currently serving as such.

FAMILY RELATIONSHIPS

      There are no family relationships among the Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

      During the past five years, no Director or Executive Officer of the Company has:

      (1) been general partner or executive officer of a business at the time a bankruptcy petition was filed by or against it, or within two years prior to that time;

      (2) been convicted in a criminal proceeding, nor is any currently subject to a pending criminal proceeding;

      (3) been subject to an order, judgment or decree of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

      (4) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, or the Commodity Futures Trading Commission, to have violated a federal or state securities or commodities law.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The following table provides information relating to compensation for the fiscal years ended September 30, 2004, 2003 and 2002, for our Chief Executive Officer, and compensation payable to the other highly compensated executive officer whose total salary and bonus (as determined pursuant to SEC rules) exceeded $100,000 (determined by reference to fiscal 2004)(collectively, the "Named Executive Officers"). The amounts shown include compensation for services in all capacities provided to us. Neither of the Named Executive Officers received long-term compensation for any of such years (as defined in Regulation S-B).

-------------------------------------------------------------------------------------------------
NAME AND                                                         OTHER ANNUAL         RESTRICTED
PRINCIPAL                                                       COMPENSATION ($)        STOCK
POSITION                       ANNUAL COMPENSATION                                    AWARDS ($)
-------------------------------------------------------------------------------------------------
                        YEAR      SALARY ($)      BONUS ($)
-------------------------------------------------------------------------------------------------
Henry Doiban, CEO       2002        35,000           -0-              -0-                 -0-
                        2003        54,400           -0-              -0-                 -0-
                        2004       104,000           -0-              -0-                 -0-(1)
-------------------------------------------------------------------------------------------------
Jason Mohr, Chief       2002        75,000           -0-              -0-                 -0-
Technology Officer      2003        75,000           -0-              -0-              125,000(2)
                        2004       104,000           -0-              -0-               12,500(2)
-------------------------------------------------------------------------------------------------

(1) An indeterminate number of shares of Common Stock is issuable to our Chief Executive Officer, Henry Doiban, pursuant to the Employment Agreement between Mr. Doiban and us. The anti-dilution provisions in that agreement entitle Mr. Doiban to purchase a number of shares sufficient to maintain an ownership percentage of 51%. Currently, Mr. Doiban owns approximately 45%. The anti-dilution rights terminate upon the effectiveness of the Registration Statement.

(2) Represents the value of 62,500 shares earned in 2003 and 250,000 shares earned in 2004 (cumulatively) issuable to Mr. Mohr pursuant to his Employment Agreement, which shares had vested as of September 30, 2004.

OPTION/SAR GRANTS IN LAST FISCAL YEAR
(INDIVIDUAL GRANTS)

--------------------------------------------------------------------------------
                                  PERCENT OF
                                     TOTAL
                 NUMBER OF       OPTIONS/SAR'S
                SECURITIES        GRANTED TO
                UNDERLYING       EMPLOYEES IN
               OPTIONS/SAR'S      YEAR ENDED      EXERCISE OR BASE    EXPIRATION
NAME            GRANTED (#)     SEPT. 30, 2004      PRICE ($/SH)         DATE
--------------------------------------------------------------------------------
Henry Doiban        -0-               N/A                N/A             N/A
--------------------------------------------------------------------------------
Jason Mohr          -0-               N/A                N/A             N/A
--------------------------------------------------------------------------------

      There were no exercises of options or SARs in any of the last three fiscal years, nor are there any unexercised options or SARs, since none have been granted.

TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

      Each of the named executive officers has entered into an Employment Agreement with the Company (individually, the "Agreement"). The Agreement terminates automatically in the event of the named executive officer's death, permanent disability or conviction of a felony. "Permanent Disability" means the inability to perform services for four consecutive months or an aggregate of six months in any 12 consecutive months. The Agreement also terminates upon written notice to the named executive officers in the event of : (1) his failure or refusal to perform reasonable directives consistent with the scope and nature of his duties; (2) any gross or willful misconduct resulting in loss to the Company; or (3) conviction of a felony. Either party may terminate the Agreement on 90 days' written notice to the other.

      Termination pursuant to death or disability entitles the named executive officer to receive all compensation and benefits through the date of termination. Termination resulting from a felony conviction entitles him to receive only his base salary to the date of termination. If the Agreement is terminated by the named executive officer after the first six-month period, the named executive officer is entitled to receive his base salary through the date of termination, and, in Mr. Mohr's case, any shares of Common Stock that have vested as of the termination date. If he is discharged for cause, he forfeits the vested shares. If the Agreement is terminated by Lorcom without cause at any time following the second six-month period, the named executive officer is entitled to receive all compensation and benefits for three months following the date of termination and to keep all shares which have become vested.

      There are no change-in-control provisions in these agreements or otherwise in place.

COMPENSATION OF DIRECTORS - STANDARD ARRANGEMENTS

      There are no outside directors, i.e., directors who are not also officers currently on the Board of Directors.

EMPLOYMENT AGREEMENTS

      Under a 2 year agreement that expires June 30, 2005 (the "Employment Agreement"), Mr. Doiban is employed as our Chief Executive Officer. His duties include exercising management responsibility over all of our business and operational activities, directing and coordinating all business and operational activities of all Lorcom divisions, and conferring with the Board of Directors to recommend priorities and goals for wireless communications. The Employment Agreement provides that Mr. Doiban's compensation is $104,000 per year plus a discretionary bonus, and reimbursement of reasonable out-of-pocket expenses. In addition, Mr. Doiban, who currently owns about 45% of our outstanding Common Stock, is given the right to purchase a number of shares of Common Stock sufficient to maintain his ownership percentage of the Company at 51% on a fully diluted basis, until the Company has an effective Registration Statement. The purchase price is to be determined by the board, but in no event shall it be greater than the lowest purchase price paid by any shareholder during the term of the Employment Agreement.

      Pursuant to the Employment Agreement, Mr. Doiban is to devote his full time and attention to our business and is not to engage in any conflicting business activity without the prior consent of the board.

      The Agreement also provides that all information exchanged between the parties is to be considered confidential and proprietary information, and is not to be used or disclosed without the express written consent of the party providing such information. During the term of the Agreement and for 24 months thereafter, Mr. Doiban must refrain from engaging in any business that directly competes with Lorcom, refrain from soliciting current or former contacts, and refrain from disclosing customer lists, trade secrets and other confidential information. Mr. Doiban further agreed that, for 24 months from the expiration of the Agreement, to not solicit employees or consultants including any person who is exclusively occupied as an employee or a consultant of ours as of July 1, 2003 or during the six months preceding July 1, 2003. The Agreement also entitles us to obtain injunctive relief for any violation of these provisions.

      Mr. Doiban must assign to us any inventions or discoveries which he makes as a result of his employment with us and which are reasonably related to our business.

      The Agreement terminates automatically in the event of Mr. Doiban's death, permanent disability or conviction of a felony. The Agreement also terminates upon written notice to Mr. Doiban in the event of: (1) his failure or refusal to perform reasonable directives consistent with the scope and nature of his duties; (2) any gross or willful misconduct resulting in a loss to us; or (3) conviction of a felony. In addition, either party may terminate on 90 days' written notice to the other.

      Termination of the Agreement pursuant to Mr. Doiban's death or disability entitles him to receive all compensation and benefits through the date of termination. Termination resulting from a felony conviction entitles him to receive his base salary to the date of termination. If the Agreement is terminated by us without cause at any time following the first year, Mr. Doiban is entitled to receive all compensation and benefits provided for in the Agreement for three months following the date of termination.

      By an Employment Agreement that expires on June 30, 2005, Jason Mohr is employed as our Chief Technology Officer. His duties include systems design and analysis, evaluation and installation of vendor software, development of project plans and implementation of information systems. Mr. Mohr's compensation is $104,000 per year, plus a discretionary bonus, and reimbursement of reasonable out-of-pocket expenses. In addition, upon completion of the term of the agreement, we will issue to Mr. Mohr 500,000 restricted shares of Common Stock, which vest in monthly allotments during the term of the agreement. If the agreement is terminated for any reason other than for cause, Mr. Mohr is entitled to receive the number of shares vested through the date of termination; if it is terminated for cause, he will not receive any shares. Under certain circumstances, we have the right to call those shares at $.05 per share.

      Other than the foregoing provisions, the terms of Mr. Mohr's Employment Agreement are substantially identical to those of Mr. Doiban.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following is a table detailing the shares of common stock owned by (a) Lorcom's Directors and Executive Officers (including shares beneficially owned), and (b) each person known to us to own beneficially more than 5% of the Company's Common Stock, in each case as of September 30, 2004. The common stock is the only class of which any shares are issued and outstanding.

--------------------------------------------------------------------------------
NAME AND ADDRESS OF DIRECTOR,                AMOUNT AND NATURE OF       PERCENT
OFFICER OR BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP       OF CLASS
--------------------------------------------------------------------------------
Henry Doiban, President, COO, Director       2,800,000(1)               44.12
8517 Fourth Avenue
Brooklyn, NY 11209
--------------------------------------------------------------------------------
Jason Mohr, CTO and Director                 312,500(2)                 4.92
07 SE 110th Avenue
Vancouver, WA 98664
--------------------------------------------------------------------------------
Harold Poling (Beneficial Owner)             525,000(3)                 8.25
4775 South Chipping Glen
Bloomfield Hills, MI 48302
--------------------------------------------------------------------------------
Dane Smith (Beneficial Owner)                420,000(4)                 6.62
217 Preston Pines Drive
Cary, NC 27513
--------------------------------------------------------------------------------
All Directors and Officers as a Group        3,112,500(1)(2)            46.74
--------------------------------------------------------------------------------

(1) Excludes an indeterminate number of shares of Common Stock issuable to Mr. Doiban pursuant to the anti-dilution provisions of his Employment Agreement with us. Pursuant to that Agreement, Mr. Doiban is entitled to purchase a number of shares sufficient to maintain an ownership percentage of at least 51%. The anti-dilution provisions terminate upon the effectiveness of the Registration Statement.

(2) Represents shares earned as of September 30, 2004, pursuant to an Employment Agreement effective July 1, 2003. Pursuant to that Agreement, Mr. Mohr is entitled to the issuance of 500,000 shares of Common Stock upon the completion of the term of the Agreement (June 30, 2005), with the ownership of such shares vesting at the rate of 20,833.33 shares per month.

(3) Includes options to purchase 25,000 shares of Common Stock, issued as compensation for services rendered as a director of the Company, all of which options are currently exercisable. Mr. Poling resigned as a director on October 11, 2004.

(4) Dane Smith, a former employee of Lorcom, is not an officer or director. Lorcom disputes the ownership of these shares on the basis that Mr. Smith failed to give adequate consideration for such shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We paid approximately $28,500 for consulting fees to related parties during the fiscal year ended September 30, 2002 but had no such arrangements during our two most recent fiscal years.

           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURES

      Our financial statements included in this Registration Statement for the fiscal year ended September 30, 2003 have been audited by Spicer Jeffries, LLP, Greenwood Village, Colorado, independent registered certified public accountants, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

      Our financial statements included in this Registration Statement for the fiscal year ended September 30, 2004 have been audited by Cowan, Gutenski, P.A., Tom's River, New Jersey, independent registered certified public accountants, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

      Hecht & Associates, P.C. has acted as special securities counsel in connection with this offering.

 DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

      As permitted by Delaware statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted in bad faith or in a manner not believed to be in the best interests of the corporation. See "Indemnification of Directors and Officers" in Part II of this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. As currently constituted, Lorcom's By-Laws do not obligate the Company to indemnify its directors, officers, agents and employees to the fullest extent authorized under Delaware Law. However, it is not unlikely that, in order to attract and retain additional experienced, well-qualified directors and officers, the By-Laws will be amended to include indemnification provisions.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

      Lorcom's Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock of $.0001 par value. Each record holder of Common Stock is entitled to one vote for each share held in all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

      Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, our net assets available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Lorcom's Common Stock are issued, the relative interest of then existing stockholders would be diluted.

                             DESCRIPTION OF BUSINESS

      Lorcom was incorporated in Delaware on October 16, 1998. From our inception until mid-2002, we were engaged exclusively in the transport business. Transport is the purchase and sale of access to international long distance telephone lines, and is the source of more than 95% of our revenues. Our intent, however, is to reposition Lorcom as a provider of VOIP services. VOIP (Voice Over Internet Protocol) is a method of delivering voice communications using the Internet. From the middle of 2002 to the present we have been attempting to establish our presence as a VOIP provider, it being our intent to shift gradually from the transport business to, first, the provision of VOIP services and second, to the provision of both VOIP and other IP-related services. Initially, our primary target will be small- to medium-sized entities ("SMEs") who have at least four telephone lines. Lorcom has 6 employees, all of whom are full-time.

INFORMATION INDUSTRY BACKGROUND

      The 1997 Economic Census, conducted by the U.S. Census Bureau, found that business establishments engaged primarily in the furnishing of telephone voice and data communications, or the leasing and reselling of telephone lines or other methods of telephone transmission, as a group generated over $217 billion in revenue and employed about 850,000 people. VOIP and VOIP-related services are expected to play a major role in transforming what was formerly the telecommunications business into the information-exchange industry.

      The process of delivering voice communications using the Internet is known as both internet telephony and, more commonly, VOIP. The basic difference between VOIP and a traditional phone call has been described by the Federal Communications Commission as follows:

      "Unlike traditional circuit-switched telephony, which establishes a dedicated circuit between the parties to a voice transmission, VOIP relies on packet-switching, which divides the voice transmission into packets and sends them over the fastest available route. Thus, VOIP uses available bandwidth more efficiently than circuit-switched telephony and allows providers to maintain a single IP network for both voice and data."

This definition is in the FCC's Notice of Proposed Rulemaking, In the Matter of IP-Enabled Services, WC Docket No. 04-36, adopted February 12, 2004, which we will occasionally refer to in this prospectus. Some VOIP services use only high-speed digital subscriber lines, cable and wireless networks; others send packets over the Internet which are then converted for transmission on the traditional circuit-and-switch network, known as the public switched telephone networks ("PSTN"). Our management believes that hybrid service (Internet/conventional) and wireless networks will be the two most common kinds of VOIP services. According to a press release in September 2004 from IDC, an intelligence and advisory firm in the IT and telecommunications industries, U.S. business use of hosted IP voice services will grow at a compound annual growth rate of 282% from 2003 to 2008.

      To a significant extent, the continued growth of VOIP usage is tied to the growth of certain other technologies. Chief among these is broadband, an advanced communications and services capability. Broadband frequencies are capable of carrying various kinds of data at extremely high speeds via the universally accepted Internet Protocol. The services that rely on these high-speed data transmissions, such as VOIP and video conferencing, are known as "IP-enabled" services.

      Broadband technology, capable of bringing IP-enabled services to the public, has been deployed across various platforms, including local exchange carriers (i.e., local telephone companies), direct broadcast satellite, and wireless service providers. Among the most popular broadband services is Internet access. Broadband Internet access is usually referred to as "high-speed access," and is distinguished from "dial-up" or narrowband access, which uses the same physical, circuit-switched infrastructure to access the Internet that PSTN customers use to place traditional telephone calls.

      Although broadband services as a whole are relatively new, there has been dramatic growth in both the demand and provision of these services in the last few years. The FCC has concluded that the development of such services is likely to prompt additional deployment, which in turn will prompt further development. As the FCC said in the Notice of Proposed Rulemaking, "This cyclical process may challenge the central role that legacy technologies have played in American communications for over 100 years. According to industry data compiled by the FCC, PSTN interstate access minutes have declined significantly in recent years; industry watchers expect VOIP to hasten the decline. SEE UNIVERSAL SERVICE MONITORING REPORT, CC Docket No. 98-202, Table 8.2 (Dec. 22, 2003)(interstate switched access minutes declined from 538.3 billion interstate minutes in 2001 to 486.0 billion minutes in 2002, and interstate switched minutes declined from
124.8 billion in the first quarter of 2002 to 113.8 billion in the first quarter of 2003)." We expect that this growth will continue for the next few years, and that the rate of growth may very well increase.

      At the same time, another technology, known as "WiFi," also experienced a rapid growth rate in the last two years. WiFi is a technology that uses high-frequency radio signals to transmit and receive data over distances of a few hundred feet. As such, it enables wireless access to the Internet, both for permanent local networks (such as an office or university) and for portable devices such as laptop computers and PDAs. The current WiFi manufacturing standard improves the quality of streaming media, including VOIP and video conferencing, and ensures that different kinds of devices, or similar devices made by different manufacturers, will operate with each other.

      A WiFi access point - typically known as a "hot spot" - covers an area of 100 to 500 feet, generally, and provides high-speed Internet access. In the past several years, hundreds of small, new companies have been setting up WiFi hot spots in book stores, airports and other public spaces. Hot spot operators install WiFi access points and then sell high speed wireless Internet access for a fee. In the last two years, major wireless telephone carriers have also entered the business, including T-Mobile, which is building hot spots in Starbucks cafes and Borders book stores, among other places. In addition, small, independent hot-spot operators that are engaged primarily in other businesses - hotel operators, book store owners and cafe owners, for example - are using WiFi hot spots as a method for attracting customers by offering free Internet access.

      Lorcom has not, and will not, rely on fees from WiFi hot spot operation as a material source of revenues. Our perception of WiFi is that it is a technology that is likely to increase the use of VOIP by facilitating high-speed Internet access, and will, therefore, expand the universe of potential customers; although important, it is not essential to our plan to provide comprehensive VOIP services to SMEs.

      Since we already have several years' experience providing VOIP services in the transport business, we believe we are uniquely well-positioned to capitalize on the growth of broadband and WiFi technologies in obtaining and servicing clients.

LORCOM'S HISTORY AND OPERATIONS

      Lorcom Technologies, Inc. is primarily in the business known as "transport." Transport is part of the telecommunications industry, and involves the wholesale and retail purchase and sale of access to long distance telephone lines. Lorcom has agreements by which it purchases access to the long-distance telephone lines of various international telecommunications companies, such as TechTel, Inc. and Ionosphere. Many of these agreements are governed by widely recognized and accepted terms, which are sometimes reduced to writing, but are frequently not. Lorcom's written contracts with international vendors such as TechTel, Inc. and Ionosphere reflect these industry wide terms and provisions. Over 95% of Lorcom's revenues and profits come from this line of business. When Lorcom buys this access, it in effect owns a certain number of minutes of use of the international long distance structure. Lorcom generates profits by reselling these long distance minutes, either to other wholesalers like itself, or to retail users, at a per minute rate higher than the rate at which it bought the minutes.

      From 1998 to mid-2002, Lorcom operated exclusively in the transport business. As more and more large telecommunications companies entered the transport business, competition in the industry intensified and profit margins steadily shrank. The gross profit margin on Lorcom's transport business at the end of fiscal year 2000 was 33%; at the end of fiscal year 2001 was 42%; but by fiscal year-end 2002 the margin had shrunk to 15%. When our management saw profit margins beginning to shrink, it determined to enter a new line of business, Internet telephony, more commonly referred to as VOIP.

      In the earliest stages of our transport business, we became familiar with data-based communications technology, including VOIP, and have been using VOIP as part of our international transport business. Starting in 2002, our management saw an opportunity to generate profits in a new area by bringing VOIP to end users and SMEs, so we began the attempt to shift our emphasis from transport to VOIP. Although some progress has been made, our VOIP business amounts to a very small portion of our revenues and profits so far, and the transport business continues to constitute the vast majority of our operations.

      Many large telecommunications companies, both domestic and international, also use VOIP as part of their infrastructure, but only for transmission from domestic points of origin to foreign gateways or other juncture points in the international PSTN, not to end users. At the same time, the traditional telephone companies remain stymied by the so-called "convergence" issue. Convergence is the problem of merging the traditional circuit-based networks with newer data-based technologies and networks. Convergence is a major issue for the traditional telephone companies, because,

      o     they are already so heavily invested in the circuit-based network,

      o merging the circuit-based network with new technology will involve large investments of capital and human resources, and

      o successful convergence may well result in their contributing to the decline of their own existing network.

Lorcom avoids the convergence issue altogether because its network and operations are already Internet-Protocol based, and it has no vested interest in preserving the traditional circuit-based network.

      Customers' easy access to broadband Internet allows us to work directly with the originating customer, eliminating the need for us to work with wholesale carriers and for the customer to work with the traditional phone service. Since our customers must have broadband Internet access to use our services, as broadband access increases, so does the potential customer base for VOIP.

      There are two ways in which the savings from Lorcom's VOIP service accrue to the customer. First, if the customer chooses to use VOIP exclusively, it can completely eliminate its need for lines that are connected to the legacy network, thereby also eliminating the monthly fees, taxes and surcharges imposed on those lines.

      Second, the calling rates themselves will be lower than those charged by the traditional phone companies: international calls will carry rates measured in pennies per minute. In both cases there is a cumulative effect to the savings: the more lines a company needs and the more minutes it uses, the more it saves by using VOIP technology.

      Aside from avoiding shrinking profit margins, positioning ourselves in the retail VOIP business confers other benefits:

      o retail customers provide a steady, dependable stream of monthly receivables, as opposed to the ebb and flow of wholesale revenues;

      o we avoid depending on others - the other international long distance carriers - for any of our business; and

      o we will be paid retail rates, not wholesale, for the services we provide to individuals and SMEs.

Furthermore, since the infrastructure and experience required to provide retail VOIP services are the same as those needed for the wholesale (i.e., transport) side, we will not need any new capital expenditures to implement the change, nor will we suffer any losses from equipment or other assets that would no longer be useful to us. The same network that we use for the transport business will be used for providing retail VOIP services.

      For customers with either no Internet access or a narrow-band connection, we install "gateway" equipment between that customer's internal telephone system and the PSTN circuits coming into the building. This equipment switches the outgoing transmissions from the PSTN to the Internet and converts the voice transmission into data packets. The call is automatically routed over the fastest available path to our facility at 60 Hudson Street. There, it is transferred to the international long-distance telephone system to one of the carriers with whom we do business, to be terminated anywhere in the world.

      In most cases Lorcom will install a VOIP solution simply by placing a router between the existing phone system and the Internet connection. The router provides multiple lines of access to the Internet, in most cases more lines than the customer is then presently using. This allows Lorcom to offer multiple lines for billing purposes without the traditional overhead cost of line-by-line charges. Our VOIP system allows calls to be completed both office-to-office and externally, with external calls being transported via broadband to our switching facility. There, the calls are passed through our equipment to various carriers for completion. Our switching facility is located separate from our headquarters and is in lower Manhattan.

      Economies are also achieved in matters of installation and configuration. Installation is usually a matter of one call to our headquarters in Brooklyn, New York, with a service call to the customer thereafter. The service call involves either installation of VOIP equipment or, in cases where employees have been added or rearranged (or both), reconfiguring the VOIP connections to suit management's design. Unlike the large scale construction projects that often accompany the relocation of telephone lines, VOIP connections are merely installed on the Internet access connection once those are in place. In some cases, installation of additional lines will not even require a physical visit by our technicians, but merely the remote activation by Lorcom of some of the unused lines that were included in the original router installation. When broadband access is complemented by WiFi, the process is even easier since there are no cables to rearrange.

PRODUCTS AND SERVICES

VPASS

      Vpass is our monthly unlimited-calling plan, and is the most important VOIP service we offer. For one fixed, monthly fee, the customer has access to our network for an unlimited number of local, regional and long-distance domestic calls. This fixed fee approach saves the customer money two ways:

      First, the fee covers the entire cost of the service. There are no fees that are unrelated to use of the service such as tax surcharges and FCC line charges. By eliminating these fees on multiple lines, the savings to the customer over the course of a year can be significant. Of course, Lorcom must charge and collect state and federal sales taxes, like any of its competitors.

      Second, the fee is unrelated to volume of use. The monthly Vpass fee provides unlimited domestic access, so the cost does not go up as the number of calls placed goes up.

      In addition, Vpass offers a high degree of flexibility that the traditional telephone companies do not. Unlike the traditional telephone companies' customers, Vpass customers:

      o fulfill their data AND voice transmission needs with one Internet connection, which is why we call Vpass a "one-wire solution";

      o get caller ID, call forwarding and other features without additional charges;

      o can connect to the worldwide Internet infrastructure from their existing architecture, whether it is cable, DSL, satellite or wireless;

      o can access their account status, seeing a statement and call logs whenever they want to , instead of having to wait for the monthly bill, by logging on to the Vpass website;

      o can simply call us and order more lines, which are installed without a service call, frequently within the same day (as described above).

      Furthermore, we expect that Vpass will serve as an introduction to additional services, such as e-fax, because the ease and convenience of IP-based voice transmission should go far towards convincing customers of the ease and convenience of IP-based fax transmission and other IP-based services.

      Using VOIP also confers the additional benefit of heightened security. VOIP "scrambles" every conversation into data packets, significantly increasing the complexity of interception. Additional available methods such as Virtual Private Networks and data encryption can make reassembly nearly impossible. Between VOIP's built-in "scrambling" and these additional security measures, inter-office calls can be made with high security as standard procedure.

ISP SERVICES

      An Internet Service Provider (ISP) supplies access to the worldwide Internet to retail customers for a fee. Broadband's increasing penetration of the ISP market benefits Lorcom in two ways: (i) it increases the customer base available for VOIP; and (ii) it provides an opportunity for us to become an ISP.

      Lorcom's transport network consists of the hardware we own, the multiple ISPs with which we have contracted, and the multiple international carriers with which we have contracted. Our network allows us to do several things that will make our ISP services appealing to SMEs:

      o avoiding "bottlenecks:" since our services are not dependent on either one particular ISP or one particular long-distance provider, a single provider that experiences an outage or other difficulty will not cause loss of services to our customers. Other providers' services will be available.

      o complete solutions: with the combination of our internet access and worldwide transport capability, SMEs need not establish connections with worldwide telecom carriers; we can provide both Internet access and international long-distance voice service, with our ability to terminate a call anywhere in the world.

      We expect to encounter two scenarios that should afford the opportunity to provide ISP services. In the first, a customer with an existing narrowband Internet connection will decide to become a Lorcom VOIP customer to reduce its telephone costs, recognizing the need to upgrade its Internet access. In this scenario, we offer a "one-stop-shopping" option: since the customer must upgrade its internet access and may therefore want a new ISP, the customer can get its ISP and VOIP services from one vendor: us. The second scenario envisions the customer who, in a significant up-dating of its operations, rejects the traditional PSTN system in favor of VOIP and simultaneously obtains Internet access for the first time, again taking the "one-stop-shopping" option. We believe the first scenario will provide for a greater proportion of our ISP customers in the United States, since up-dating Internet access will occur more frequently than obtaining it for the first time. In parts of Europe and South America, however, neither the PSTN nor Internet access is nearly as widely developed as in the U.S. In these cases we expect the second scenario is more likely to bring us new customers.

RELATED SERVICES

      As we grew in the transport business, we branched out into related fields, including the calling card business. These operations consisted of the sale of calling cards targeted to specific destinations, and the manufacture of calling cards for third parties who would label them under their own brands. The calling card operations were not profitable, and the volume of business in that area did not justify a continuing effort, so they were discontinued. We have no present intention of renewing these operations, although we believe that our contacts and experience in this area could be brought to bear again should a profitable opportunity present itself.

      The co-location services we offer at 60 Hudson Street in Manhattan consist of providing space, providing monitoring services and making network modifications. Other carriers in the transport business pay us for using part of the space we have in this building which, in the telecommunications industry, is renowned for

      o     its accessability to numerous large long-distance carriers;

      o     arrangements for providing uninterrupted power; and

      o     providing a huge capacity for expansion.

      Further, with a 24-hour onsite presence, ISPs and other customers that need to up-grade or otherwise modify their network components (for example, adding or deleting T1 lines) need only contact us; they need not physically visit their network location. Although our co-location services do not constitute a significant portion of our revenues currently, as our customer base expands, and the variety and complexity of our IP-enabled services grows, we hope that revenues from our co-location services will increase.

REGULATORY MATTERS

THE FOREIGN CORRUPT PRACTICES ACT

      Because we own indirect interests in subsidiaries in foreign countries, we may be subject to the Foreign Corrupt Practices Act. The FCPA is essentially an anti-bribery statute; it prohibits U.S. companies and their officers and agents from giving anything of value (cash or otherwise) to officials of foreign countries in an attempt to gain favorable treatment. Each of Lorcom's officers and directors has acknowledged that we are subject to the provisions of that statute, and has agreed in writing not to violate its provisions. To the best of our knowledge, there are no pending or threatened claims or proceedings alleging violations of the FCPA.

THE FCC

      The explosive growth of broadband technology, especially VOIP, has left even the Federal Communications Commission (the "FCC") uncertain about the extent of regulatory activity it should undertake.

      The FCC began seeking input about the extent to which it should regulate by issuing a Public Notice in March 2004, the main objects of which were twofold: first, the FCC seeks information to enable it to classify the categories of broadband services that will develop, and that may need to be distinguished from each other for regulatory purposes; second, the FCC seeks comment from members of the industry and related interested parties on the extent to which they think regulation itself is necessary. The FCC has acknowledged that in certain industries a minimum of regulation is appropriate, because market forces achieve the same ends as regulation. The FCC's information-gathering process is still under way.

      The first issue that the FCC confronted was to determine whether VOIP is a telecommunications service or an information service. This distinction was critical because, while telecommunications services are highly regulated and are subject to numerous taxes, surcharges, licensing and other requirements, the information services industry has been largely unregulated, in a conscious decision by the FCC to let market forces determine how it will grow and develop. Thus, this threshold determination - is VOIP telecommunications or information service? - would have far-reaching impact on the extent to which the FCC would regulate VOIP. The FCC initially determined that VOIP is an information service, not a telecommunications business, indicating a decidedly hands-off approach.

      Some states did not follow the FCC's lead. In 2003, the Minnesota Public Utility Commission asserted regulatory jurisdiction over a competitor of ours. In response, that company filed a lawsuit against the Minnesota Commission in Federal court, and petitioned the FCC for a declaratory ruling. New York State's Public Service Commission decided in May 2004 that VOIP was a telecommunications service, and therefore subject to its rule-making authority. Addressing these issues in the context of the Minnesota proceedings, in a Memorandum Opinion and Order adopted on November 9, 2004, the Commission made clear its intent to preempt state commissions' jurisdiction and to be the sole source of regulations governing IP-enabled services:

      "In so doing, we add to the regulatory certainty we began building with other orders adopted this year regarding VoIP ... by making clear that this Commission, not the state commissions, has the responsibility and obligation to decide whether certain regulations apply to Digital Voice and other IP-enabled services having the same capabilities. For such services, comparable regulations of other states must likewise yield to important federal objectives. Similarly, to the extent that other VoIP services are not the same as Vonage's but share similar basic characteristics, we believe it highly unlikely that the Commission would fail to preempt state regulation of those services to the same extent."

      At a panel discussion sponsored in May 2004 by the New York City Bar Association, Robert Pepper, Chief of Policy Development for the FCC, explained that there are several issues that may exert pressure on the FCC to take a more active regulatory approach. These issues do not relate directly to the economics of the VOIP industry or the legality of its practices. Rather, they relate to the social aspects of communications generally. Among these issues are the following:

      LAW ENFORCEMENT:

      The circumstances under which and the actual technical process of placing taps and traces on telecommunications lines are well established for the PSTNs. As noted above, the inherent "scrambling" nature of VOIP transmissions renders such technologies obsolete. It is not yet clear what adaptations must be made in this area, although law enforcement agencies have expressed concerns that their abilities not be compromised by the use of this technology.

      E-9-1-1 (ENHANCED 9-1-1):

      There is concern among various state agencies that an emergency notification system, similar in function to the 9-1-1 system used by the PSTNs, be designed and implemented, preferably with a design that is compatible with the legacy systems already in place. There is currently no federal requirement that VOIP systems connect with the 9-1-1- or E-9-1-1 system, but the FCC has clearly stated that it expects VOIP- and other IP- enabled service providers to continue to work toward public-safety-issue solutions..

      RELIABILITY:

      VOIP does not work during power outages. This has given rise to concerns about severe widespread loss of communications during multi-state power outages such as the one experienced in the summer of 2003.

      DISABILITY ACCESS:

      Several speakers at the New York City Bar Association forum, from both the private and the government sectors, expressed concern that VOIP service be made user-friendly for people with disabilities. While all agreed that this was an issue, there were no solutions or proposals forthcoming.

      UNIVERSAL SERVICE:

      The owners of the legacy networks are required to contribute to a Universal Service Fund ("USF"), which is administered by the FCC. The USF is used to defray the high costs of bringing telecommunications services to rural and remote areas, since the expense of extending the infrastructure to relatively few people might, in an unregulated market, prevent the effort. With the USF, a part of the revenues generated in densely populated urban areas is used to make affordable service possible in much less densely populated areas. The problems of Internet access and VOIP connectivity for rural and remote areas are similar to the problems that were faced by the legacy networks. It is anticipated, therefore, that a solution similar to the Universal Service Fund will be established, which might necessitate activity by the FCC and contributions by us to the USF or an analogous fund.

      AREA CODE EXHAUSTION:

      Because the VOIP service is not tied to any physical location, VOIP providers can assign telephone numbers to their users with any desired area code. State agencies have expressed the concern that desirable area codes (such as those for major urban centers) will be exhausted by VOIP providers. There is also a question of whether VOIP providers will participate, either voluntarily or involuntarily, in the North American Numbering Plan.

      Until the FCC decides to what extent it will regulate this industry, Lorcom believes that it is unlikely that complete solutions to any of these issues will be implemented. Lorcom's management believes that VOIP service providers and equipment manufacturers will be reluctant to allocate resources in a particular direction or for a particular technology in the absence of guidance from the FCC as to a particular solution for a particular problem. Lorcom will closely monitor developments in these areas.

MARKETING

MARKETING STRATEGY

      We intend to use ISPs, hardware manufacturers, and other businesses to be value-added resellers of our services. A "value added reseller" in any business is a person or company that takes an existing product or service, adds that product or service to its own, and resells the combined result. The reseller has added value to his own product by putting it together with the existing one, and reselling the two for a profit. The original product maker or service provider benefits both from the increased revenues from the sales generated by the VAR, and from increased distribution and exposure of its products, sometimes in markets it would not otherwise attempt to exploit.

      We plan to use ISPs as our primary type of value added resellers. We believe that ISPs are the best potential value added resellers because adding our VOIP service will enable them

      o     to generate new revenues with very little expense;

      o to increase their market appeal by giving their customers the opportunity to obtain both Internet and voice service from one provider; and

      o to compete with other ISPs that offer both Internet access and voice services.

      Thus, the ISP has the benefit of offering a whole new service, without the delay or expense associated with developing a new line of business. Lorcom benefits because

      o ISPs have been marketing to and building relationships with Internet users for years, and this kind of customer likely will be the most receptive to VOIP services,

      o ISPs already have the ear of their customer, which makes it easier for the ISP to successfully sell new services,

      o these customers already have the Internet access that is required for VOIP service.

      Lorcom thus would gain access to significant numbers of potential customers without incurring marketing, promotion, sales or related expenses. As with the Vpass service, we are prepared to offer demonstrations at the VAR's location or a location of its choice.

      Both ISPs and other potential VARs will also benefit because they can continue to use their own brand name and deliver a single bill to their customers, while providing this additional service. Lorcom's function in this context will be to provide back office support and technical support. Our management believes that although VAR relationships do not increase our brand recognition, the potential cash flow from such arrangements, along with the access to numbers of customers that might otherwise be unavailable to us, is more than worth the lack of brand-building. We have not yet secured any VAR agreements, with ISPs or others.

      We spent approximately $40,000 on advertising last year, and discovered that general advertising reaches too many individuals who are completely unaware of VOIP, so it is of little use to us at this point; we intend to wait until we have significantly greater resources than we do now before using general advertising. Eventually, we intend to advertise via direct marketing, popular magazines and local media, and short infomercials. These will not only educate our customer base about the benefits of VOIP, but will also provide a significant amount of brand recognition and exposure.

SALES STRATEGY

      Many of our potential customers will need some level of education about VOIP technology. While some of this education will be provided face-to-face by our sales representatives, we believe our most effective sales strategy is the free trial period. Most of the SMEs we target will be given an introduction to the technology and instructions - by their sales representative in person - on how to use it, and will have a 30-day period to try our services without charge. We have used this strategy to sign up the few SMEs we have as customers, and we anticipate that it will continue to be successful, as it shows a potential customer first-hand how VOIP services compare favorably with the traditional telephone companies. Shortly after the 30-day trial period the potential customer gets his first VOIP bill, which shows first-hand how VOIP cost is significantly lower than the telco's. This is also a particularly apt strategy for a company like us, with limited resources and a one-person sales force.

      In addition, we will soon be offering free, limited PC-based voice service in order to gain market exposure. A customer will be able to download a "dialer," which is nothing more than a specific type of software program, and, using the customer's own PC and a headset, he will be able to terminate calls anywhere in the United States. The dialer itself is free; the customer will be exposed to advertising while using it. The objects of this portion of our sales and marketing plan are:

      o to build recognition of Lorcom's name by enticing customers with a free service;

      o to attract subscribers who will, after becoming used to using Lorcom for VOIP use fee-based services we provide ; and

      o to cover the costs of the software, and related administrative expenses, with advertising revenues.

LORCOM'S INTERNATIONAL OPERATIONS

SOUTH AMERICA

      On July 12, 2002, Lorcom acquired a 40% interest in Itolur, S.A. for $70,000. The terms of the purchase included our right to elect one of the three Directors on the Board of Directors. By Itolur's subsequent purchase of Call Solutions, S.A. and Donimar, S.A., in July and August 2002, respectively, Itolur obtained the right to engage in the national and international long-distance communications business in Argentina and Uruguay. The aggregate purchase price for these two entities was $68,500, including reimbursement of $35,000 to a third party for fees paid to obtain the Uruguayan license. For the year ended September 30, 2004, both Call Solutions and Donimar showed small net losses, aggregating about $12,700. We cannot say for certain when, or even if, operations in South America will become profitable, but our plan is to be positioned to capitalize on the growth of VOIP business in South American that is anticipated by several observers. See, for example, the remarks of Donald Abelson, Chief of the FCC's International Bureau, at the Global Roundtable Discussion on IP-Based Services, July 2004 (` ... the largest destinations for US-originated VOIP traffic are Latin America, Asia and Central Europe." "Among Latin American countries, the fastest growing routes . . . both increased by over 160% in 2002.")

EUROPE

      In a press release dated June 28, 2004, IDC, an intelligence and advisory firm in the IT and telecommunications industries, stated that the Central and Eastern European broadband market more than doubled last year and is expected to grow by more than 75% this year. We have established wholly owned subsidiaries in England and Denmark with the intent of using these local domestic companies, and local counsel, to apply for the permits or licenses necessary to operate in various European countries. We have also filed the necessary notice with the German agency that has jurisdiction over our business, and are therefore registered in Germany as a data-packet-transmission operator. IDC's press releases and the more detailed reports that are available for purchase are available on its website, IDC.com.

      These steps have been taken as the groundwork for our eventually providing services in Europe. Although the separate subsidiaries have been formally established, additional funding will be needed to identify the particular countries in which we will do business and to start actual operations. Because these subsidiaries have not yet begun operations, neither of these subsidiaries has any employees.

PROPERTIES

      We lease a suite at 60 Hudson Street, New York, New York, where our T-1 lines and other equipment is located; the monthly rent was $12,500 per month through December 2004, and $3,000 per month for the balance of the term, which ends July 31, 2005. The monthly payments on this lease were front- and middle-loaded because the payments were also deemed installment payments on certain items of furniture and equipment the ownership of which is to be transferred to Lorcom at the end of the term. None of these pieces of furniture or equipment is material to our operations, or will be. This space is the location of the co-location services we provide. The future minimum lease obligation is under this lease are as follows:

            October 1, 2004 - December 31, 2004          $37,500
            January 1, 2005 - August 31, 2005             21,000
                                                         -------
                                                         $58,000

      We believe that our leased facilities are adequate to meet our current needs.

COMPETITION

      The market for long distance telecommunications in the United States is extremely competitive. We face competition from both larger providers and providers similar to and smaller than us. Our management considers the principal competitive factors in the market to be price, quality of service, customer support, and the availability of enhanced features and functions. Our competitors include AT&T, MCI, and Sprint; these companies offer products and services that compete with ours on the price and quality of service factors, with the advantage of having far superior financing and thousands of customers of a fully developed circuit and switch network. The combination of business experience, network development experience, and superior resources may provide a competitive advantage that we cannot overcome. In addition, providers such as Vonage, Net2Phone, iBasis, and i2Telecom, offer VOIP products and services similar to ours. Although some of these VOIP carriers use a business model that does not involve direct selling or direct marketing, others have determined to target the SME market just like us.

      Internationally, our competitors include both government owned phone companies and emerging VOIP carriers. As noted elsewhere in this prospectus, the FCC expects the recent explosive growth of VOIP communications in certain sections of Europe and South America to continue in the near future. Like the domestic market, the international market is expected by us to be competitive in terms of price, quality of service, distribution, customer service and reliability.

      Our management believes that by attracting and carefully selecting well educated and experienced individuals for our sales representatives, customer service representatives and network maintenance and support staff, we will be able to offer enterprise solutions with a personal touch. That is, we expect to be able to compete with other VOIP carriers not only in terms of price, quality of service and other factors, but with superior support and maintenance services. Our intent is to maintain face to face relationships with the SMEs that we sign up through our own efforts, so that network maintenance and customer support issues are always directed to the same person at Lorcom. We believe that, all other aspects being equal, this kind of service will distinguish Lorcom from its competitors.

REPORTS TO SECURITY HOLDERS

      Lorcom will voluntarily make available to securities holders an annual report, including audited financials, on Form 10-KSB. Lorcom is not currently a reporting company, but upon effectiveness of this Registration Statement, will be required to file reports with the SEC pursuant to the Exchange Act.

      This prospectus is filed as a part of a Registration Statement we have filed under the Securities Act of 1933 with the Securities and Exchange Commission, but does not contain all of the information contained in the Registration Statement and exhibits. We refer you to that Registration Statement and each exhibit attached to it for a more detailed description of matters involving Lorcom, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the Registration Statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information statements regarding registrants that file electronically with the Commission. Our Registration Statement and the referenced exhibits can also be found on this site.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following discussion should be read in conjunction with the financial statements and notes thereto that appear elsewhere in this prospectus.

OVERVIEW

      Lorcom Technologies, Inc. was incorporated in Delaware in 1998, with the objective of becoming a long distance telecommunications carrier. Until the middle of 2002 our business consisted of the wholesale buying and selling of international long distance minutes (a business known as transport), with additional minor operations in calling cards and services related to transport. Although our transport business was profitable, at the end of fiscal year 2002 we saw our gross profit margin shrink drastically. Subsequent years' gross profit margins, as indicated in the chart below, never recovered to the previous levels. Management saw the need to change the business's focus.

--------------------------------------------------------------------------------
FISCAL YEAR     SALES (REVENUES)     COST OF SALES    GROSS PROFIT AS % OF SALES
--------------------------------------------------------------------------------
2000               $ 507,258           $ 342,350                  33%
--------------------------------------------------------------------------------
2001               2,535,747           1,465,914                  42%
--------------------------------------------------------------------------------
2002               2,689,413           2,291,156                  15%
--------------------------------------------------------------------------------
2003               2,613,924           2,433,970                   7%
--------------------------------------------------------------------------------
2004               2,255,413           1,972,699                  13%
--------------------------------------------------------------------------------

      Currently, we are focused on the transition from transport to the business of providing VOIP and other IP-enabled services, such as call waiting, call forwarding, and voicemail. We are still almost entirely dependent on transport business for revenues. However, beginning in the third quarter of 2002 the Company began the marketing and sale of VOIP services. Still, over 95% of the Company's revenues for fiscal year 2003 and 2004 were derived from sales of long distance minutes.

      We have a history of operating losses and, as of September 30, 2004, our accumulated retained deficit was approximately $3.049 million and our stockholders' equity was $1.212 million. We used $438,507 and $378,397 in cash from operations in the year ended September 30, 2004 and the year ended September 30, 2003, respectively.

MATERIAL TRENDS AND KNOWN UNCERTAINTIES

      The three most significant uncertainties involved in our prospects are (i) the continued growth of the use of broadband Internet access and WiFi technology, (ii) the regulatory scheme that will govern the VOIP business, and
(iii) the effect of competition from traditional telecom companies.

      Although the growth of broadband has accelerated tremendously over the past three years, it must be acknowledged that this rate of growth relates to relatively small numbers of users, and that the percentage of Internet access represented by broadband is still small. We believe, however, that as reliance on the Internet continues to grow, and that as more and more IP-enabled services are developed and offered, broadband access will continue to see greater and greater demand. The FCC itself has reached the same conclusion, as set forth in the Notice of Proposed Rulemaking.

      The continued growth of the use of WiFi technology is somewhat less certain. As discussed in the Risk Factors section of this prospectus, significant obstacles to the growth and spread of WiFi hotspots remain. Again, however, the FCC itself has noted the success of the so called "Internet cafes" which have been among the leaders in the spread of WiFi hotspots (remarks of Donald Abelson, Chief of the FCC's International Bureau, July, 2004). Management believes that the rate of growth of WiFi technology use will be a significant factor in our short-term prospects.

      As discussed in both the Risk Factors and Description of Business sections, both State agencies and the FCC have expressed concern about the regulation of VOIP. Although some States have already initiated regulatory schemes, asserting jurisdiction over VOIP providers, it is reasonable to conclude that the FCC's announced intention to "occupy the field," i.e., assert sole jurisdiction over VOIP providers, will displace those regulations and deter additional State regulation. Although the FCC has announced an intention to regulate VOIP as minimally as is possible while still safeguarding the public's interests, it is still too early in the industry's development to say that these intentions will remain. If the FCC's ultimate position with regard to VOIP changes, and it promulgates regulations regarding service charges, an equivalent to the Universal Service Fund, disability access or other matters, the cost of complying with such regulations could prove burdensome and may have a significant impact on our cash flows. Further complicating the situation is that VOIP, by its very nature, extends to jurisdictions beyond the United States. It is impossible, at this early stage of the industry's development, to predict what approach other countries may take.

      To a certain degree, competition from the telecom giants like Verizon and SBC Communications, and from non-traditional companies like Time Warner Cable and a joint venture between IBM and Cisco Systems - all of whom have announced plans to sell VOIP services - may prove to be a double-edged sword. Obviously, our potential success and the growth of our market share may be hindered by competition from such well-established and well capitalized companies. On the other hand, we may benefit from the mere fact that such reputable companies are entering this market, which confers a degree of credibility on our claims about the potential of VOIP technology. Furthermore, the very resources that these huge corporations will devote to VOIP will prepare and persuade the general market to accept VOIP on a scale that we could never hope to achieve on our own. Thus, although competition from the traditional telecom giants may adversely affect our operations or profitability, the very size and prestige of these companies might bring indirect benefits to us.

      Management has not identified any material trends, internally or externally, that are likely to have a significant effect on our financial condition or results of operations.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 2003 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2004

      REVENUES: Revenues totaled $2,613,924 and $2,255,413 as of the fiscal years ended September 30, 2003 and September 30, 2004, respectively, a decrease of $358,511. The decrease in year-to-year revenues was a result of the decreasing per minute rates available for purchase from international wholesalers, and a general increase in competition contributing to those lower rates. Management anticipates additional decreases in future sales as Lorcom's focus has changed from transport services to providing VOIP to SMEs. Declines in transport-based revenues in the near future will probably not be off-set by growth in VOIP revenues, since wholesale revenue streams are not easily equaled by retain revenue streams.

      LOSS FROM OPERATIONS: Loss from operations totaled $1,304,736 and $1,107,207 for September 30, 2003 and September 30, 2004, respectively, an improvement of $197,529. The fiscal year 2003 was growth-oriented, with a wide range of expenditures associated with establishing Lorcom Denmark, Lorcom UK and development of our Vpass product. During fiscal year 2004, operating expenses grew substantially as a result of an increase in salaries and rent, but these increases were more than offset by reductions in telephone service costs, general and administrative expenses, and professional fees. The reduction in telephone service costs was due partially to the lower per-minute rates described above, and partially to our being able to negotiate better terms from some carriers. The reduction in administrative expenses was a direct reflection of the incorporation of our virtual offices, which allow for access to any Lorcom file or information over the web, resulting in less time and effort spent on administrative tasks. Professional fees were decreased once Lorcom Denmark and Lorcom UK were established in 2003, less legal advice and service being needed in 2004.

      NET LOSS PER SHARE: Due to the reasons stated above, basic net loss per share decreased from $(0.25) for fiscal 2003 to $(0.19) per share for fiscal 2004, and diluted net loss per share decreased from $(0.22) for fiscal 2003 to $(0.18) for fiscal 2004.

      ASSETS: Assets totaled $1,679,973 as of September 30, 2004. Assets totaled $1,833,650 as of September 30, 2003, a decrease of $153,677, the bulk of which, $83,000, resulted from a decrease in Accounts Receivable net of allowance for doubtful accounts. That decrease resulted from a combination of (a) a decrease in revenues (and therefore accounts receivable) from calling card operations, which were discontinued during fiscal 2004, (b) a decrease in outstanding invoices for transport services, as efforts are directed away from transport and towards VOIP, and (c) a reduction in the allowance for doubtful accounts, based on recent collection history. None of these items individually was significant, but collectively produced the decrease in assets.

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY

      Liquidity is a company's ability to meet current obligations with cash or other assets that can be quickly converted to cash. Working capital (the difference between current assets and current liabilities) measures the margin of protection for current creditors. It reflects the ability to finance current operations.

      On September 30, 2004, the Company had a working capital position (excess of current assets over current liabilities) of $ 942,320 compared to a working capital position of $1,043,257, on September 30, 2003, a decrease of about $101,000. The Company's cash and cash equivalents totaled $ 1,305,602 on September 30, 2004, and $ 1,143,006 on September 30, 2003.

      Our working capital and liquidity needs have historically been met entirely from the net proceeds of private offerings of our Common Stock. Liquidity needs -- both long-term and short-term -- are described below in the section "Sources of Cash."

CASH FLOW

      Cash used in operating activities was approximately $ 438,507 for the year ended September 30, 2004. Net loss of approximately $ 1,129,683 is reduced by non-cash items of depreciation and the value of shares issued for consulting services, equaling $128,951 and $200,000, respectively. The primary source of cash flow from operations is sales to customers of the Company's transport services. Future cash flows from sales will be determined by our ability to maintain and increase our VOIP customer base and diversify and grow revenue sources by adding other services. In addition, if competitors' activities force us to lower prices, that would result in lower than expected revenues from the Company's products and services, which would in turn negatively affect the Company's cash flow and liquidity.

      Cash flows provided by financing activities were approximately $ 632,000 for the fiscal year 2004, as compared to $1,201,000 for the same period in 2003. The principal source of cash for the year ended September 30, 2004 was Lorcom's issuance of common stock in the amount of $623,150, as compared to the same source of cash for the previous period in the amount of $1,182,300.

      In July, 2004, the Company completed a private placement of 50,500 shares of its Common Stock for an aggregate purchase price of $252,500, with net proceeds to the Company of $211,750. The net proceeds are intended for working capital requirements and general corporate purposes.

      In addition, the Company is currently conducting a rescission offer that may have a significant impact on the Company's liquidity, as it cannot be anticipated how much of the stock in question may be tendered back to the Company. The Company's maximum potential liability in this regard, including interest, was $629,592 as of January 31, 2005. If the Company is required to expend this amount - nearly half of its cash on hand -- in connection with the rescission offer, it may have a material adverse affect on the Company's results of operations.

      The Company has no commitment for additional financing, and there can be no assurances that any such additional financing would be available in a timely manner, or, if available, would be on terms acceptable to the Company. Furthermore, any additional equity financing would be dilutive to our existing shareholders, and any debt or equity financing could involve restrictive covenants with respect to future capital raising activities.

SOURCES OF CASH

      For 2004, the Company expects that its primary sources of cash will be cash on hand, the issuance of common stock, and the buying and selling, wholesale, of international long-distance minutes. The Company believes it will have sufficient liquidity from its cash on hand to meet its financial obligations for the balance of the fiscal year, i.e. the next six months. To the extent the Company does not have sufficient liquidity from such sources, the Company will be required to obtain additional sources of capital. If the Company is unable to do so, then it may not be able to meet its outstanding obligations.

      The Company's long-term cash needs are expected to include capital expenditures for new equipment, up-dated technology, and a larger support staff, and working capital dedicated to the cost of growing its IP-based business. The Company's short-term cash needs include things such as increasing the Company's sales force, establishing and funding a broader marketing plan, and rolling out new features to the Company's IP-enabled services, such as e-fax. The Company expects to meet these needs through cash from operations (if any) and cash on hand, and, if necessary, additional issuances of equity or debt securities. The achievement of both the Company's long-term and short-term goals will depend to a very large extent on the cash flows generated from sales of the Company's services.

OFF BALANCE SHEET ARRANGEMENTS.

There are no Off Balance Sheet arrangements or transactions.

SIGNIFICANT COMMITMENTS

      We have no significant financial commitments beyond customary payables and employment contracts.

                             DESCRIPTION OF PROPERTY

      We do not have any investments or interests in any real estate. Lorcom does not own any real property, but rents premises in lower Manhattan. See "Description of Business - Property" in this prospectus, and Note 4 to the Financial Statements for the year ended September 30, 2004.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

      Currently there is no public trading market for our Common Stock. We will attempt to have our Common Stock listed on the OTC Bulletin Board, but we cannot assure that the attempt will be successful or that, if it is, any meaningful public market will develop.

HOLDERS

      As of September 30, 2004, the Company had 260 shareholders of record of its Common Stock.

DIVIDENDS

      As of the filing of this Registration Statement, we have not paid any dividends to our shareholders. We intend to retain future earnings, if any, to help fund the growth and development of our business. There are no restrictions which would limit the ability of Lorcom to pay dividends on common equity or that are likely to do so in the future. Lorcom does not intend to pay dividends to its shareholders in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                      Equity Compensation Plan Information

------------------------------------------------------------------------------------------------
      Plan category          Number of securities      Weighted-average     Number of securities
                               to be issued upon      exercise price of      remaining available
                                  exercise of            outstanding         for future issuance
                             outstanding options,     options, warrants         under equity
                              warrants and rights         and rights         compensation plans
                                                                                 (excluding
                                                                            securities reflected
                                                                               in column (a))
                                      (a)                    (b)                     (c)
------------------------------------------------------------------------------------------------
Equity compensation plans    0                        N/A                   0
approved by security
holders
------------------------------------------------------------------------------------------------
Equity compensation plans    (1)                      (1)                   N/A
not approved by security     312,500(2)               $0.00                 187,500(2)
holders                      156,250(3)               $0.00                  93,750(3)
------------------------------------------------------------------------------------------------
          Total              468,750                                        281,250
------------------------------------------------------------------------------------------------

(1) An indeterminate number of shares of Common Stock is issuable to our President and Chief Operating Officer, Henry Doiban, pursuant to the Employment Agreement between Mr. Doiban and us. The anti-dilution provisions in that agreement entitle Mr. Doibanto purchase a number of shares sufficient to maintain an ownership percentage of 51%. Currently, Mr. Doiban owns approximately 45%. The anti-dilution rights terminate upon the effectiveness of the Registration Statement.

(2) These shares are issuable to Jason Mohr, our Chief Technology Officer, as of September 30, 2004, pursuant to the terms of the Employment Agreement between Mr. Mohr and us. Additional shares (column c) are issuable upon the completion of the entire term of the agreement, which is described in detail under "Executive Compensation."

(3) These shares are issuable to Vadim Khaselev, our Vice President of Operations and Controller, as of September 30, 2004, pursuant to the terms of the Employment Agreement between Mr. Khaselev and us. Additional shares (column c) are issuable upon the completion of the entire term of the agreement, upon terms identical to those in Mr. Mohr's agreement.

PRICE RANGE OF SECURITIES

      The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

DIVIDEND POLICY

      The holders of our Common Stock are entitled to receive dividends when, and if declared by the Board of Directors. We do not intend to pay cash dividends in the foreseeable future, but instead intend to retain any and all earnings to finance the growth of our business. To date, we have not paid cash dividends on the Common Stock.

                              FINANCIAL STATEMENTS

      The financial statements and index to the financial statements that are included herein are found on pages F-1 to F-19.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware law provides liberal indemnification of officers and directors of Delaware corporations.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any officer, Director, employee, or agent, who is, was, or is threatened to be made a party to any action, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was an officer, director, employee, or agent of the corporation, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he had no reasonable cause to believe that his conduct was unlawful. In an action by or in the right of the corporation, the same provisions apply, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity, to the extent that that court shall deem proper. In the case in which a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of such action, the corporation must indemnify him for expenses, including attorneys fees, actually and reasonably incurred by him. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Lorcom has or will expend fees in relation to this Registration Statement as detailed below:

Auditors' Fees and Expenses                                       $ 56,000
SEC Registration Fee                                              $    724
Legal Fees and Expenses                                           $150,000
Misc. fees and expenses, including
  document preparation and shipping,
  filer service fee, etc.                                         $ 14,000
TOTAL                                                             $220,7240

                     RECENT SALES OF UNREGISTERED SECURITIES

      We have, during the last three years, sold securities without registering them under the Securities Act on several occasions. One of these occasions was the offering that is the subject of the rescission offer described in the prospectus, and is therefore not discussed here.

      None of the other offerings involved the use of any underwriter or the payment of any underwriting discounts or commissions.

      The first such sale occurred from September 24, 2003 to January 18, 2004, and involved the exercise of Warrants by investors who were already Lorcom shareholders. The exercise price was $2.50 per share, the aggregate sales price was $346,250, and 138,500 shares were issued. Each of the warrant holders was also a shareholder of the Company, and had received audited financial statements, business plans, and regular communications from the officers of the Company regarding its plans and prospects. Due to the very small number of investors and to the fact that each of such investors had ready access to the executive officers of the Company and to detailed information about the Company, and were therefore able to obtain the same kind of information that would have been provided in a registration statement, this transaction was exempt from the registration requirements of Section 5 of the Securities Act (the "registration requirements") under Section 4(2).

      The second sale occurred in connection with Harold Poling's becoming a director of the Company. As part of his compensation for becoming a director, in June of 2003 Mr. Poling was offered the opportunity to invest in the Company on the same terms as were then being offered to a group of investors in a private placement. Because Mr. Poling's investment occurred as part of a compensation plan, it was exempt from the registration requirements under Rule 701. Under Rule 701, Mr. Poling's investment was not integrated with the private placement that was occurring simultaneously. Mr. Poling acquired 500,000 shares of common stock at $2.00 per share.

      The third offering occurred from February 23 to June 23, 2004. This offering involved the sale for cash to 14 accredited investors of 50,500 shares at $5.00 per share, for an aggregate of $252,500. This offering was exempt from the registration requirements pursuant to Rule 506 of Regulation D.

      An additional issuance of 100,000 shares of common stock occurred on September 23, 2003, to a consultant who provided services to the Company involving introductions to potentially significant investors. The consultant in question is a registered broker-dealer, although he was not acting in such capacity in this instance. Because the investor is a registered broker-dealer, makes his livelihood in the securities industry, is uniquely qualified to ascertain the risks and merits of an investment, and is therefore not a member of the class of investors designed to be protected by the registration requirements, the issuance of these shares was exempt from the registration requirements, pursuant to Section 4(2) of the Act. The shares were valued at $2.00 per share for an aggregate of $200,000.

      An additional issuance of 100,000 common shares occurred on December 15, 2003. These shares were issued as a bonus to an employee of the Company for exceptional service, and, as part of a written compensation contract by an issuer not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, were exempt from the registration requirements under Rule 701.

                                    EXHIBITS

EXHIBIT NO.    DESCRIPTION                                                 FILED

3.1            Certificate of Incorporation                                (1)

3.2            By-Laws                                                     (1)

5              Opinion on Legality                                         (2)

10.1           Employment Agreement, Henry Doiban                          (1)

10.2           Employment Agreement, Jason Mohr                            (1)

10.3           Stock Purchase Agreement, Itolur                            (1)

10.3(a)        First Amendment, Stock Purchase Agreement, Itolur           (1)

10.3(b)        Second Amendment, Stock Purchase Agreement, Itolur          (1)

10.4           Stock Purchase Agreement, Call Solutions                    (1)

10.5           Stock Purchase Agreement, Donimar                           (1)

10.6           Lease for headquarters in Brooklyn, NY                      (1)

10.7           Form of Director's Services Agreement                       (1)

21             List of Subsidiaries                                        (1)

23.1           Consent of Certified Public Accountants to the              (2)
               Use of Their Report on Financial Statements For
               Fiscal Year 2003

23.2           Consent of Certified Public Accountants to the              (2)
               Use of Their Report on Financial Statements for
               Fiscal Year 2004

23.3           Consent of IDC to the Use of Excerpts from Press Releases   (2)

(1) Filed as an Exhibit to our original registration statement.
(2) Filed herewith.

                                  UNDERTAKINGS

Lorcom hereby undertakes that it will:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

      i. Include any prospectus required by section 10(a)(3) of the Securities Act;

      ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and, notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      iii. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 24 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brooklyn, New York on March 25, 2005.

Lorcom Technologies, Inc.


/s/ Henry Doiban                          /s/ Vadim Khaselev
-----------------------                   ------------------------
Henry Doiban                              Vadim Khaselev,
Chief Executive Officer                   Secretary and Controller

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature                  Capacity                               Date
---------                  --------                               ----


/s/ Henry Doiban
-----------------------
Henry Doiban               Chief Operating Officer (principal     March 30, 2005
                           executive officer) and Director


/s/ Jason Mohr
-----------------------
Jason Mohr                 Chief Technology Officer and           March 30, 2005
                           Director


/s/ Vadim Khaselev
-----------------------
Vadim Khaselev             Controller (principal financial        March 30, 2005
                           and accounting officer)

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                              FINANCIAL STATEMENTS
                 For the Years Ended September 30, 2004 and 2003

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                              FINANCIAL STATEMENTS
                 For the Years Ended September 30, 2004 and 2003

                                    CONTENTS
                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS

    Consolidated Balance Sheets                                          2 - 3

    Consolidated Statements of Operations                                    4

    Consolidated Statements of Earnings Per Share                            5

    Consolidated Statements of Stockholders' Equity                          6

    Consolidated Statements of Cash Flows                                    7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                          8 - 18

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lorcom Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Lorcom Technologies, Inc. and subsidiaries as of September 30, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lorcum Technologies, Inc. and subsidiaries as of September 30, 2003 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.


/s/ Spicer Jeffries LLP

Greenwood Village, Colorado
December 12, 2003

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lorcom Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Lorcom Technologies, Inc. and Subsidiaries (a corporation), as of September 30, 2004 and the related consolidated statements of operations, earnings per share, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lorcom Technologies, Inc. and Subsidiaries, as of September 30, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Lorcom Technologies, Inc. and Subsidiaries, as of September 30, 2003, were audited by other auditors whose report was dated December 12, 2003, and expressed an unqualified opinion on those statements.

COWAN, GUNTESKI & CO., P.A.

Toms River, New Jersey
January 26, 2005

                 LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                         September 30, 2004 and 2003

                                   ASSETS                        2004         2003
                                                              ----------   ----------

CURRENT ASSETS
Cash and Cash Equivalents                                     $1,305,602   $1,143,006
Accounts Receivable, net of allowance for doubtful accounts       28,868      111,906
Prepaid Expenses                                                   9,029       14,600
Due from Related Parties                                          16,040       18,872
Investments                                                       50,844       88,830
                                                              ----------   ----------

Total Current Assets                                           1,410,383    1,377,214
                                                              ----------   ----------

PROPERTY AND EQUIPMENT, net of accumulated depreciation          253,737      365,832
                                                              ----------   ----------

INTANGIBLE AND OTHER ASSETS
Other Assets                                                      15,853       90,604
                                                              ----------   ----------

Total Assets                                                  $1,679,973   $1,833,650
                                                              ==========   ==========

             See Accompanying Notes and Independent Auditors' Report

                 LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                         September 30, 2004 and 2003

                    LIABILITIES AND STOCKHOLDERS' EQUITY              2004          2003
                                                                  -----------    -----------

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses                           $   419,769    $   307,188
  Short-Term Borrowings Under Line of Credit                           27,064         18,411
  Deferred Revenues                                                    16,300          8,358
  Income Taxes Payable                                                  4,930           --
                                                                  -----------    -----------

    Total Current Liabilities                                         468,063        333,957
                                                                  -----------    -----------

STOCKHOLDERS' EQUITY
  Common Stock, $.0001 par value, 20,000,000 shares Authorized,
    6,346,188 and 5,669,988 shares Issued and Outstanding
    for 2004 and 2003, respectively                                       635            567
  Additional Paid In Capital                                        4,260,195      3,418,363
  Retained Deficit                                                 (3,048,920)    (1,919,237)
                                                                  -----------    -----------

  Total Stockholders' Equity                                        1,211,910      1,499,693
                                                                  -----------    -----------

    Total Liabilities and Stockholders' Equity                    $ 1,679,973    $ 1,833,650
                                                                  ===========    ===========

            See Accompanying Notes and Independent Auditors' Report

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the Years Ended September 30, 2004 and 2003

                                                         2004           2003
                                                     -----------    -----------

NET SALES                                            $ 2,255,413    $ 2,613,924
                                                     -----------    -----------

EXPENSES
  Telephone Service Costs                              1,972,699      2,433,970
  Advertising and Marketing                               39,540         61,772
  Salaries, Wages, and Benefits                          769,978        646,821
  General and Administrative                             145,609        253,273
  Occupancy                                              202,073        181,857
  Professional Fees                                      232,721        340,967
                                                     -----------    -----------

    Total Expenses                                     3,362,620      3,918,660
                                                     -----------    -----------

    Loss from Operations                              (1,107,207)    (1,304,736)
                                                     -----------    -----------

OTHER INCOME (EXPENSE)
  Interest Income                                         13,215          7,894
  Interest Expense                                        (1,349)          (364)
  Loss on Disposal of Equipment                          (16,676)          --
  (Loss) Income from Investment in Subsidiary            (12,736)        29,684
                                                     -----------    -----------

     Total Other Income (Expense)                        (17,546)        37,214
                                                     -----------    -----------

Loss Before Tax Provision                             (1,124,753)    (1,267,522)

Provision for Income Taxes                                 4,930          3,821
                                                     -----------    -----------

Net Loss Applicable to Common Shareholders           $(1,129,683)   $(1,271,343)
                                                     ===========    ===========

             See Accompanying Notes and Independent Auditors' Report


                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF EARNINGS PER SHARE For the Years
                        Ended September 30, 2004 and 2003

                                                         2004           2003
                                                     -----------    -----------

EARNINGS PER SHARE, BASIC
  Net Loss Applicable to Common Shareholders         $(1,129,683)   $(1,271,343)

  Per Common Share - Basic                           $     (0.19)   $     (0.25)
                                                     ===========    ===========

    Shares Used in Per Share Calculation - Basic       6,008,088      5,177,538
                                                     ===========    ===========

EARNINGS PER SHARE, DILUTED
  Net Loss Applicable to Common Shareholders         $(1,129,683)   $(1,271,343)

  Per Common Share - Diluted                         $     (0.18)   $     (0.22)
                                                     ===========    ===========

    Shares Used in Per Share Calculation - Diluted     6,376,107      5,695,735
                                                     ===========    ===========

            See Accompanying Notes and Independent Auditors' Report

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY For the Years
                        Ended September 30, 2004 and 2003

                                               Common Stock
                                          ------------------------
                                                                    Additional    Other                      Total
                                           Number of                  Paid In  Comprehensive  Retained   Stockholders'
                                            Shares     Par Value      Capital   Income (Loss)  Deficit  Equity (Deficit)
                                          ------------------------------------------------------------------------------

Balance at October 1, 2002                4,685,088    $       469   $ 1,848,661    $--   $  (647,894)   $ 1,201,236

Common Shares Sold                          791,150             79     1,182,221     --          --        1,182,300

Shares Issued for Consulting Services       100,000             10       199,990     --          --          200,000

Compensation Earned in Stock                 93,750              9       187,491     --          --          187,500

Consolidated Net Loss for the Year
 Ended September 30, 2003                      --             --            --       --    (1,271,343)    (1,271,343)
                                          ------------------------------------------------------------------------------

Balance at September 30, 2003             5,669,988            567     3,418,363     --    (1,919,237)     1,499,693

Common Shares Sold                          205,200             20       631,130     --          --          631,150

Shares Issued for Consulting Services       100,000             10       199,990     --          --          200,000

Compensation Earned in Stock                375,000             38        18,712     --          --           18,750

Cancellation of Stock                        (4,000)          --          (8,000)    --          --           (8,000)

Consolidated Net Loss for the Year
 Ended September 30, 2004                      --             --            --       --    (1,129,683)    (1,129,683)
                                          ------------------------------------------------------------------------------

Balance at September 30, 2004             6,346,188    $       635   $ 4,260,195    $--   $(3,048,920)   $ 1,211,910
                                          ==============================================================================

            See Accompanying Notes and Independent Auditors' Report

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended
                           September 30, 2004 and 2003

                                                         2004          2003
                                                     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss Applicable to Common Shareholders         $(1,129,683)   $(1,271,343)
  Adjustments to reconcile net loss to net cash
    provided from (used by) operating activities
    Depreciation                                         128,951        113,808
    Shares Issued for Consulting Services                200,000        200,000
    Compensation Earned in Stock                          18,750        187,500
    Provision for Bad Debts                              (90,842)        96,750
    Loss (Income) from Investment in Subsidiary           12,736        (29,684)
    Loss on Disposal of Equipment                         16,676           --
    (Increase) Decrease in:
      Accounts Receivable                                173,880       (109,669)
      Prepaid Expenses                                     5,571        (14,600)
      Deposits                                              --          400,000
      Other Assets                                        74,751        (45,847)
    Increase (Decrease) in:
      Accounts Payable and Accrued Expenses              137,831         94,688
      Income Taxes Payable                                 4,930           --
      Deferred Revenues                                    7,942           --
                                                     -----------    -----------
        Net Cash Used by Operating Activities           (438,507)      (378,397)
                                                     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Equipment                                  (33,532)      (108,445)
  Repayments from (Advances to) Related Parties            2,832         (8,160)
                                                     -----------    -----------
    Net Cash Used by Investing Activities                (30,700)      (116,605)
                                                     -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of Common Stock                                   623,150      1,182,300
  New Borrowings:
    Short-Term                                            24,721         18,411
  Debt Reduction:
    Short-Term                                           (16,068)          --
                                                     -----------    -----------
   Net Cash Provided From Financing Activities           631,803      1,200,711
                                                     -----------    -----------

Net Increase in Cash and Cash Equivalents                162,596        705,709

Cash and Cash Equivalents, Beginning of Year           1,143,006        437,297
                                                     -----------    -----------

Cash and Cash Equivalents, End of Year               $ 1,305,602    $ 1,143,006
                                                     ===========    ===========

            See Accompanying Notes and Independent Auditors' Report

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

NATURE OF OPERATIONS

Lorcom Technologies, Inc. (the "Company") was incorporated on October 15, 1998 in the state of Delaware. The Company is a licensed Competitive Local Exchange Carrier (CLEC) and maintains a leased co-location facility in New York City. Its business plan is primarily focused on establishing service points in foreign locations and then providing international long distance services to other telephone service providers with retail subscribers using Voice Over Internet Protocol (VOIP). The Company is currently in the process of establishing service locations in foreign countries to route call traffic through its co-location facility and the success of its current business plan is contingent upon its ability to obtain and maintain facilities and telecommunications service capabilities in foreign countries to market its products. The Company markets its carrier services to other service providers and to prepaid calling card customers through its internet site and by direct advertising, offering strongly competitive international call rates.

During the year ended September 30, 2003, the Company formed two subsidiaries, Lorcom Denmark, ApS and Lorcom UK, Ltd. through which it will provide telephone service to the European market. These subsidiaries have not yet commenced operating activities. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In August 2002, the Company acquired a 40% interest in ITOLUR, S.A., a Uruguayan holding company, at a purchase cost of $70,000. With this capital funding, ITOLUR subsequently acquired an operating company in Argentina that provides long distance services through prepaid calling cards. In addition, ITOLUR acquired a non-operating Uruguayan company that holds a national telecommunications license that will allow the Company to develop long distance services in Uruguay. ITOLUR's consolidated financial statements include the accounts of that company and it's wholly owned subsidiaries with all significant inter-company transactions eliminated in consolidation. The Company follows the equity method of accounting for its investment in ITOLUR. At September 30, 2003, this subsidiary's assets underlying the Company's investment are comprised substantially of the Uruguayan license and certain telecommunications equipment. The subsidiary has no significant liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include all majority-owned subsidiaries over which we exercise control. Therefore, these consolidated financial statements include the combined assets and liabilities of Lorcom Technologies, Inc, and its subsidiaries as of September 30, 2004 and 2003. The statements of operations include the income and expenses of Lorcom Technologies, Inc. and its subsidiaries for the years ended September 30, 2004 and 2003. All material inter-company transactions and balances have been eliminated.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At varying times during the years ended September 30, 2004 and 2003, the Company had a cash balance on deposit with one bank that exceeded the $100,000 balance insured by the FDIC. Management considers the risk of loss to be minimal.

CASH EQUIVALENTS

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

Equity investments in which the Lorcom Technologies, Inc. has the ability to exercise significant influence but in which the Company does not have voting control are accounted for under the equity method. Under the equity method, investments are recorded at initial cost and are adjusted for Lorcom Technologies, Inc. subsequent contributions and distributions, its share of earnings or losses of the investee, foreign currency translation, if applicable, and any impairment charges recorded.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments including cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses and other liabilities are carried at fair value or contracted amounts that approximate fair value based on their short term maturities. Estimates of fair value are made at a specific point in time, based on relative market information and information about the financial instrument, specifically, the value of the underlying financial instrument.

DEPRECIATION

Property and equipment consist principally of telecommunications equipment, computers and software, office equipment, and furniture and fixtures which are stated at historical cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which are generally three to ten years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred. Gains or losses on disposal of equipment are reflected in the statements of operations. Depreciation expense for the years ended September 30, 2004 and 2003 was $128,951 and $113,808, respectively.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

ADVERTISING COSTS

Advertising and marketing costs are expensed as incurred and totaled approximately $39,540 and $61,772 for the years ended September 30, 2004 and 2003, respectively.

REVENUE RECOGNITION

Substantially all of the Company's revenues are earned from the completion of customer calls through its co-location facility. Revenue is recognized at the time call termination services are provided to its customers based on completed call records from its telecommunications switch. This recognition is commensurate with the completion of its earnings process that includes delivery of service to its customer, proper evidence of the sale arrangement and a price that is not subject to contingent factors.

EARNINGS PER SHARE OF COMMON STOCK

Net loss per common share is calculated in accordance with Statement of Financial Statements Accounting Standards No. 128, "EARNINGS PER SHARE" requiring companies to report basic and diluted earnings per share. Basic net loss per common share is computed using the weighted average number of common shares issued and outstanding during the period. Diluted net income per common share is computed using the weighted average number of common shares issued and outstanding plus any dilutive potential common shares outstanding during the period. For 2004 and 2003, there were no dilutive potential common shares.

BAD DEBT

The Company uses the allowance method to account for uncollectible accounts receivable. The allowance for doubtful accounts is based on prior years' experience and is estimated by management. Bad debt recoveries are charged against the allowance account as realized. The allowance for uncollectible accounts at September 30, 2004 and 2003 was $5,908 and $96,750, respectively.

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCKED-BASED COMPENSATION

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION". SFAS No. 123 encourages, but does not require, companies to record compensation expenses for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES". Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123 does, however, require pro forma information regarding net loss and net loss per share valuing the Company's employee stock options issued each year in accordance with the fair value method prescribed in that statement. The Company estimates the fair value of each option granted during a fiscal year by using the Black-Scholes option pricing model which uses weighted-average assumptions of expected volatility in the Company's common stock price, the risk-free interest rate, expected dividends on the Company's common stock, and expected life of the options granted. There were no options granted during the years ended September 30, 2004 and 2003, respectively and therefore no pro forma amounts to report.

BUSINESS SEGMENTS

Statement of Financial Accounting Standards No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" establishes standards for public enterprises to report information about their operating segments in annual financial statements. The Company has elected to adopt this statement. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. Management has determined that the Company currently operates in only one business segment. Therefore, the Company does not have any separate operating segment information to report other than the amounts reflected in its financial statements.

FOREIGN CURRENCY TRANSLATION

Foreign currency is translated in accordance with the Statement of Accounting Standards No. 52, which provides the criteria for determining the functional currency for entities operating in foreign countries. The Company has determined its functional currency is the United States (U.S.) dollar since substantially all of its operations are in the U.S. dollars. The Company translates the foreign currency financial statements of its South American affiliate using current exchange rates. Significant translation adjustments are recorded as a component of comprehensive income and are not included in current net income
(loss). Exchange gain or loss resulting from foreign currency transactions are included in current operations. The net effects of currency translations were not material in any period.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

                                                2004              2003
                                                ----              ----
    Telecommunications and
    Computer Equipment                       $ 548,505         $ 543,043
    Computer Software                           14,975            79,204
    Furniture and Fixtures                      25,666            27,198
                                          -------------------------------
                                               589,146           649,445
    Less Accumulated Depreciation              335,409           283,613
                                          -------------------------------
                                            $  253,737        $  365,832
                                          ===============================

NOTE 4 - LINE OF CREDIT

The Company has an available line of credit agreement with JP Morgan Chase in which it may borrow up to $100,000. Borrowings under the line bear interest at the prime rate plus 1% (which approximates 5.75% at September 30, 2004) and expires in April 2005. The note is unsecured, with the personal guarantee of the principal shareholder of the Company. At September 30, 2004 and 2003, the outstanding advances on the line of credit were $27,064 and $18,411, respectively.

NOTE 5 - PROVISION FOR INCOME TAXES

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

                                                          2004          2003
                                                      -----------   -----------

    Expected Federal statutory tax (benefit) rate        (34.000)%     (34.000)%
    Expected State tax (benefit) rate, net                (4.551)%      (4.699)%
                                                      -----------   -----------

    Expected combined statutory tax rate                 (38.551)%     (38.699)%

    Utilization of net operating loss carryforward       0.000 %         0.000 %

    Valuation allowance for deferred tax assets         39.000 %        39.000 %
                                                      -----------   -----------

    Effective income tax rate                            0.449 %         0.301 %
                                                      ===========   ===========

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 5 - PROVISION FOR INCOME TAXES (Continued)

The Company's provision for income taxes as of September 30, 2004 and 2003 consist of the following:
                                               2004           2003
                                          ------------   --------------

     Current Income Tax Expense:
              State                         $ 4,930         $ 3,821
                                          ============   ==============

At September 30, 2004, the Company had an unused net operating loss carry forward of approximately $2,394,300 for federal and state income tax purposes, which expires through 2024. This net operating loss may provide future income tax benefits of approximately $814,000. However, the ability to utilize such losses is dependent on the Company's ability to generate taxable income in the future. Because realization is uncertain at this time, a valuation reserve in the same amount of the expected future benefit has been established. The valuation allowance increased by approximately $319,000 during the year ended September 30, 2004.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effect of temporary differences that make up the significant components of the deferred tax asset for financial reporting purposes at September 30, 2004 and 2003 are as follows:

                                                2004             2003
                                            -------------   --------------
   Deferred Tax Assets:
   Allowance for Doubtful Accounts               $ 2,000         $ 29,000
   Net Operating Losses Carryforwards            814,000          439,000
                                            -------------   --------------
   Total                                         816,000          468,000

   Deferred Tax Liabilities:
   Depreciable and Amortizable Assets             57,000           28,000
                                            -------------   --------------
   Net Deferred Taxes                            759,000          440,000
   Valuation Allowance                          (759,000)        (440,000)
                                            -------------   -------------
                                                     $ -              $ -
                                            =============   ==============

NOTE 6 - SHAREHOLDERS' EQUITY

COMMON STOCK

The holders of the Company's common stock are entitled to receive, when and as declared by the Board of Directors, dividends payable either in cash, in property or in shares of the capital stock of the Company. Dividends have no cumulative rights and dividends will not accumulate if the Directors do not declare such dividends. Through September 30, 2004, no dividends have been declared or paid by the Company.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 6 - SHAREHOLDERS' EQUITY (Continued)

During the year ended September 30, 2004, the Company made a private offering of its Common stock selling 16,000 shares at $2.00 per share, 138,500 shares at $2.50 per share, 200 shares at $3.00 per share and 50,500 shares at $5.00 per share receiving net proceeds of $623,150 after offering costs. The Company also issued 100,000 shares of common stock for services rendered by a consultant valued at $2.00 per share for a total of $200,000.

During the year ended September 30, 2004, the Company cancelled a stock subscription of 4,000 shares at $2.00 per share. These shares were not issued.

During the year ended September 30, 2003, the Company made a private offering of its Common stock selling 791,150 shares at $2.00 per share receiving net proceeds of $1,182,300 after offering costs. It also issued 100,000 shares of common stock for services rendered by a consultant valued at $2.00 per share for a total of $200,000.

In connection with the employment agreements effective July 1, 2003, with three of its officers, the Company awarded the officers a total of 750,000 shares of its common stock earned ratable over the two year term of the agreements. At September 30, 2003, the executives had earned 93,750 shares valued at $2.00 per share for total compensation of $187,500 charged to operations. At September 30, 2004, the executives earned an additional 375,000 shares valued at $.05 per share for total compensation of $18,750. Under the terms of one of the agreements for 500,000 shares, the officer will forfeit any shares earned if dismissed for cause. If the officer resigns or is dismissed without cause, the Company has the right to purchase the shares earned under the agreement at the price of $.05 per share.

Under the terms of the Company's employment agreement with its president and chief operating officer, the officer has the continuing right to purchase shares of the Company's common stock necessary to maintain a 51% ownership interest. Such shares are to be purchased at a price determined by the Board of Directors but in no event greater than the lowest price paid by any shareholder during the term of the agreement. This anti-dilution right is null and void if the Company becomes a publicly registered company. At September 30, 2004, the president and chief operating officer has the option to purchase a total of 197,494 shares in accordance with this right.

STOCK OPTIONS

The Company's directors are granted options to purchase 5,000 shares of its common stock for each quarter of service. The options are exercisable at the price per share of the last offering or sale of common shares by the Company. Directors may not accumulate options to purchase shares exceeding 5% of the Company's outstanding common shares under this compensatory plan.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 6 - SHAREHOLDERS' EQUITY (Continued)

The following table summarizes the Company's options for the purchase of its common shares which were outstanding at September 30, 2004 and 2003:

                 Outstanding                                   Outstanding
  Exercise        October 1,                                  September 30,
    Price            2002          Granted      Expired           2003            Expiration
-------------- ----------------- ------------ ------------- ------------------ ------------------

   $2.50            497,850           --           --            497,850         January, 2004
   $2.00               --           40,694         --             40,694              n/a

                  Outstanding                                   Outstanding
  Exercise        October 1,                                  September 30,
    Price            2003          Granted      Expired           2004            Expiration
-------------- ----------------- ------------ ------------- ------------------ ------------------

   $2.50           497,850            --        497,850           --            January, 2004
   $2.00            40,694         156,800        --            197,494               n/a

SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION", requires the Company to provide pro forma information regarding net loss and net loss per share valuing the Company's employee stock options issued in each year in accordance with the fair value method prescribed in that statement. The Company estimates the fair value of each option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004 and 2003: expected volatility 87%, risk-free interest rate of 2.9%, expected dividends of 0%, and expected life of 5 years. Based on this valuation method, pro forma net loss for the year ended September 30, 2004 and 2003 was ($1,989,698) and ($1,327,743) and pro forma net loss per share was ($0.33) and ($0.23), respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company's unconsolidated South American subsidiary discussed in Note 1 purchases carrier minutes from the Company for its calls through the Company's telecommunications switch and sells carrier minutes to the Company for calls it terminates in South America. During the years ended September 30, 2004 and 2003, the Company's revenues provided by the subsidiary were $24,140 and $153,110, respectively. The Company's purchases from the subsidiary were $3,038 and $2,174, respectively, for those years.

The Company has receivables due from their unconsolidated South American subsidiary. The balances owed at September 30, 2004 and 2003 were $16,040 and $18,872, respectively. These receivables represent services provided by the Company are subject to the same policies as the Companies trade receivables.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 8 -  SUPPLEMENTARY CASH FLOW INFORMATION

Cash was expended for interest in the amount of $1,349 and $364 in 2004 and 2003, respectively. Cash was expended for income taxes in the amount of $0 and $3,821 in 2004 and 2003, respectively.

NOTE 9 - ECONOMIC DEPENDENCY

The Company has shown diversity in its major customers over the years. By having different major customers they do not have complete reliance on sales from any one of them.

Sales and contracts receivable with the Company's major customers for the year ended September 30, 2004 were as follows:

                                                      Contracts      % of Total
                                                     Receivable      Contracts
                                    % of Total         Balance       Receivable
                         Sales        Sales          at 9/30/04       Balance
                     ------------   -----------     -------------  ------------

Major Customer 1     $ 1,141,663       50.6%           $ 2,980           9.5%
Major Customer 2         571,224       25.3%             9,569          30.4%
Major Customer 3          52,349        2.3%             6,116          19.4%
Major Customer 4          11,780        0.5%            12,796          40.7%

The company has shown diversity in its major suppliers over the years. By having different major suppliers they do not have complete reliance on purchases from any one of them.

Purchases and accounts payable with the Company's major suppliers for the year ended September 30, 2004 were as follows:

                                                       Accounts      % of Total
                                                        Payable       Accounts
                                         % of Total     Balance       Payable
                      Purchases           Purchases    at 9/30/04      Balance
                     --------------   ------------------------------------------

Major Supplier 1      $ 1,304,579           66.1%          $ 408        0.1%
Major Supplier 2          215,875           10.9%           --          0.0%
Major Supplier 3          208,898           10.6%        173,583       55.4%
Major Supplier 4           49,583            2.5%         11,404        3.6%

NOTE 10 - INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

         In August 2002, the Company acquired a 40% interest in ITOLUR, S.A., a Uruguayan holding company. ITOLUR subsequently acquired an operating company in Argentina that provides long distance services through prepaid calling cards. In addition, ITOLUR acquired a non-operating Uruguayan company that holds a national telecommunications license that will allow the Company to develop long distance services in Uruguay. The investment in ITOLUR is accounted for under the equity method.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 10 - INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES (Continued)

The financial position of the significant equity method unconsolidated subsidiary at September 30, 2003 is summarized as follows:

                     Cash                           $ 33,429
                     Inventory                       105,250
                     Other Assets                     44,439
                     Equity                          183,118

NOTE 11 - COMMITMENT AND CONTINGENCIES

OFFICE LEASE

The Company occupies its office space under a fixed term lease. Minimum future rentals under the lease agreement are approximately as follows:

                      Year                      Amount
               -----------------            -------------
                     2005                       $ 98,546
                     2006                         23,764
                                            -------------

                                               $ 122,310
                                            =============

Rent expense for the years ended September 30, 2004 and 2003 was approximately $117,266 and $134,785, respectively. In addition, the Company pays the real estate taxes and utilities related to this office space which were approximately $72,505 and $46,080 for the years ended September 30, 2004 and 2003, respectively.

EMPLOYMENT AGREEMENT

Effective July 1, 2003, the Company entered into employment agreements with its president and chief operating officer, vice president of operations, and chief technology officer for a term of two years. Under these agreements, annual salaries totaling $260,000 are required and there are paid severance periods for each of the executives of one to three months if they are terminated.

RESCISSION OFFER

From May to October of 2003, the Company may have violated the Securities Act of 1933 and the security laws of some states through the offering of the sale of its stock. To eliminate as far as possible the contingent liability resulting from those offerings, the Company is making a rescission offer to the 61 investors in that offering. Shareholders who are entitled to participate and elect to do so, will have the opportunity to return all or part of their shares for $2.00 per share. Because the number of shareholders who will elect to rescind shares and the number of shares that will be returned cannot be quantified as of the issuance of the financial statements and related notes, no liability for this amount has been recorded in the Balance Sheet at September 30, 2004.

The offer will be held open for 30 days upon the execution and registration of the Company's stock under an SB-2 registration statement to be filed with the Securities and Exchange Commission. See Note 12 for details related to the SB-2 filing.

                   LORCOM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003

NOTE 12 - SUBSEQUENT EVENTS

Lorcom Technologies, Inc. is registering 1,005,860 shares of common stock on behalf of certain shareholders of the Company. The Company is also registering those shares which may be sold by them from time to time at prices to be determined. They are also registering 303,350 shares as part of rescission offer to certain shareholders. (See Note 11 - Commitments and Contingencies for additional details). The registration statement will be filed during February of 2005. If all of the shares offered under this prospectus were to be sold, and none of the shareholders entitled to participate in the rescission offer elect to request rescission, there would be no change in the number of shares issued and outstanding. Additionally, the Company itself is not selling any new shares and will not receive any proceeds from this offering that it could use as working capital going forward.

Since the number of shares being sold or rescinded has not been determined, the outstanding common stock of the company at September 30, 2004 has not been adjusted for the effects of the registration statement (if any).

NOTE 13 - RECLASSIFICATIONS

Certain balance sheet, expenses and cash flow items for the year ended September
30. 2003 have been reclassified to conform to the September 30, 2004 presentation. These reclassifications had no effect on retained earnings.